UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2011
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-
ANNUAL BUSINESS REPORT
(From January 1, 2010 to December 31, 2010)
THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. COMPANY OVERVIEW
1. Company Overview
A.	Corporate Legal Business Name: SK Telecom Co., Ltd. (The “Company”)
B.	Date of Incorporation: March 29, 1984
C.	Location of Headquarters
(1)	Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com
D.	Corporate Purpose of the Company
Business Objectives
1. Information and communication business
2. Handset sales and lease business
3. New media business
4. Advertisement business
5. Communication sales business
6. Real estate business(development, maintenance, leasing, etc.) and chattel leasing business
7. Research and technology development related to Clause 1 through 4
8. Overseas business and trading business related to Clause 1 through 4
9. Manufacturing and distribution business related to Clause 1 through 4
10. Tourism
11. Electronic financial business
12. Motion picture business (Production, Importation, Distribution, Screening)
13. Lifetime education and lifetime educational facilities management
14. Electric related construction business
15. Information and communication related work business
16. Ubiquitous city construction and service business
17. Any business or undertaking incidental or conducive to the attainment of the objects above

E. Credit Ratings
(1)	Corporate Bonds

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating
January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating
February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 24, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 26, 2009	Corporate bond	AAA	Korea Ratings	Regular rating
June 30, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 22, 2010	Corporate bond	AAA	Korea Ratings	Regular rating
June 29, 2010	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2010	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(2)	Commercial Paper (“CP”)

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
June 3, 2008	CP	A1	Korea Ratings	Current rating
June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating
October 20, 2008	CP	A1	Korea Ratings	Regular rating
October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating
October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating
June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating
June 26, 2009	CP	A1	Korea Ratings	Current rating
June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating
December 15, 2009	CP	A1	Korea Ratings	Regular rating
December 30, 2009	CP	A1	Korea Investors Service, Inc.	Regular rating
December 30, 2009	CP	A1	Korea Information Services, Inc.	Regular rating
June 22, 2010	CP	A1	Korea Ratings	Current rating
June 29, 2010	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Current rating
December 16, 2010	CP	A1	Korea Ratings	Regular rating
December 27, 2010	CP	A1	Korea Investors Service, Inc.	Regular rating
December 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Regular rating

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(3)	International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of rating	of securities	(Credit rating range)	Rating type
April 7, 2009	Offshore Convertible Bonds	A	Fitch (England)	Current rating
April 7, 2009	Offshore Convertible Bonds	A2	Moody’s (U.S.A.)	Current rating
April 7, 2009	Offshore Convertible Bonds	A	S&P (U.S.A.)	Current rating
2. Company History
A.	Location of Headquarters

- 22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

- 16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

- 267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

- 99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

- 11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B.	Significant Changes in Management

At the 27th General Shareholders’ Meeting held on March 11, 2011, (1) Sung Min Ha and Jin Woo So were elected as inside directors, (2) Rak Yong Uhm, Jay Young Chung and Jae Ho Cho were re-elected as independent directors, and (3) Jay Young Chung and Jae Ho Cho were re-elected as members of the audit committee. Man Won Jung and Ki Haeng Cho resigned from the Board on March 11, 2011.

C.	Other Important Matters related to Management Activities
(1) Sale of IHQ, Inc. shares.
In accordance with the resolution of the Board of Directors on April 26, 2010, the Company entered into an agreement pursuant to which the Company sold 10,930,844 shares (Estimated total sale price: Won 18,582,435,000) of IHQ, Inc.’s common stock at Won 1,700 per share outside of the Korea Exchange. After such sale of IHQ, Inc. shares, the Company’s equity stake in IHQ, Inc. decreased from 37.10% to 9.99%.
(2) Interim Dividends
In accordance with the resolution of the Board of Directors on July 22, 2010, the Company decided to distribute interim dividends.
- Amount of interim dividends: Cash dividends of Won 1,000 per share (Total amount of interim dividend: Won 72,344,999,000)
- Market dividend rate: 0.61%
- Record date: June 30, 2010
- Dividend payment date: Within 20 days from the date of the resolution of the Board of Directors.
(3) Acquisition of Treasury Stock
In accordance with the resolution of the Board of Directors on July 22, 2010, the Company decided to buy back 1,250,000 shares of the Company’s common stock for the purpose of enhancing shareholder value. The Company acquired 1,250,000 shares of its common stock on the KRX KOSPI Market from July 26, 2010 through October 20, 2010. Please refer to the result of treasury stock acquisition disclosed on October 21, 2010 through the Korean Financial Supervisory Service.

(4) SK C&C stock sale
On October 8, 2010, the Company sold 2,450,000 shares of SK C&C Co., Ltd. (“SK C&C”) out of 4,500,000 shares of SK C&C previously held, through an over-the-counter market transaction, at a price of Won 83,000 per share (total sales price of Won 203,350 million). After the sale, the Company’s ownership interest in SK C&C decreased to 4.1% from 9%.
(5) Additional sale of SK C&C stock
On February 11, 2011, the Company sold entire 2,050,000 shares (ownership interest 4.1%) of SK C&C Co., Ltd. (“SK C&C”) held by the Company, at a price of Won 97,900 per share (total sales price of Won 200,695 million).
3. Total Number of Shares
A. Total number of shares

(As of December 31, 2010)	(Unit: shares)

	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	9,650,712	—	9,650,712	—
VI. Number of shares outstanding (IV-V)	71,094,999	—	71,094,999	—
On July 22, 2010, the Company publicly disclosed its decision to acquire shares of treasury stock. The Company acquired 1,250,000 shares of its common stock on the KRX KOSPI Market from July 26, 2010 through October 20, 2010. Please refer to the result of treasury stock acquisition disclosed on October 21, 2010 through the Korean Financial Supervisory Service.

B.	Treasury Stock
(1)	Acquisitions and Dispositions of Treasury Stocks

(As of December 31, 2010)	(Unit: Shares)

				At the
			Type of	beginning of	Changes			At the end of
Acquisition methods			shares	period	Acquired (+)	Disposed (-)	Retired (-)	period
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market
			Common shares	4,436,028	1,250,000	—	—	5,686,028
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Appraisal rights of dissenting shareholder

			Common shares	—	—	—	—	—
		Sub-total	Preferred shares	—	—	—	—	—
			Common shares	4,436,028	1,250,000	—	—	5,686,028
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements

		Held by trustee	Common shares	3,886,710	—	3,886,710	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	3,886,710	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	3,886,710	3,886,710	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	77,974	—	—	—	—
			Preferred shares	—	—	—	—	—
Total			Common shares	8,400,712	5,136,710	3,886,710	—	9,650,712
			Preferred shares	—	—	—	—	—

*	Among 5,764,002 shares directly acquired by the Company, 2,090,996 shares were deposited with the Korea Securities Depository as of December 31, 2010 for issuance upon conversion of the overseas convertible bonds.
In addition, due to the termination of trust agreements for acquisition of treasury stock, the Company directly holds shares of treasury stock that it acquired through trust agreements. For more information, please refer to the reports on termination of trust agreements previously disclosed between October 26, 2010 and November 3, 2010 through the Korean Financial Supervisory Service.

4. Status of Voting Rights

(As of December 31, 2010)	(Unit: shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—
Number of shares without voting rights (B)	Common share	9,650,712	Treasury shares
	Preferred share	—
Shares with restricted voting rights under the Korean law (C)	—	—	—
Shares with reestablished voting rights (D)	—	—	—
The number of shares with exercisable voting right s (E = A – B – C + D)	Common share	71,094,999	—
	Preferred share	—
5. Dividends and Others
A. Dividends
(1)	Distribution of cash dividends was approved during the 25th General Meeting of Shareholders held on March 13, 2009.

- Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 305th Board of Directors’ Meeting on July 23, 2009.

(3)	Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.

- Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 318th Board of Directors’ Meeting on July 22, 2010.

(5)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

- Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

B. Dividends for the Last 3 Fiscal Years
(Unit: in millions of Won, except per share value)

		As of and for	As of and for	As of and for the
		the year ended	the year ended	year ended
		December 31,	December 31,	December 31,
Classification		2010	2009	2008
Par value per share (Won)		500	500	500
Net income		1,410,968	1,288,340	1,277,658
Net income per share (Won)		19,612	17,808	17,559
Total cash dividend		669,534	680,043	681,996
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		47.5	52.8	53.4
Cash dividend yield ratio (%)	Common share	5.4	5.6	4.5
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	9,400	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Total cash dividend of Won 681,996 million for the year ended December 31, 2008 includes the total interim dividend amount of Won 72,793 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 680,043 million for the year ended December 31, 2009 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 669,534 million for the year ended December 31, 2010 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

II. BUSINESS
1. Business Overview
A. Industry Characteristics
As of December 31, 2010, the number of domestic mobile phone subscribers reached 50.77 million and, with more than 100% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, the penetration rate is expected to increase further due to increased use of mobile phones by corporate users resulting from the rapid growth of smart phone markets, as well as the increasing popularity of high-tech mobile devices based on wireless data services such as tablet PC.
The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets, including various smart phones, that enable the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite Digital Multimedia Broadcasting (“DMB”), digital home services, connected workforce services and other related services. In addition, through HSPA+ network commercialized in October 2010 and the LTE network expected to be introduced from the next year, the “industry productivity enhancement” (“IPE”) business directly resulting in the enhancement of productivity, such as the corporate “connected workforce” business, is expected to grow rapidly.
B. Growth Potential

(Unit: 1,000 persons)
		As of
		December	As of December 31,
Classification		31, 2010	2009	2008	2007	2006
Number of subscribers	SK Telecom	25,705	24,270	23,032	21,968	20,271
	Others (KT, LGU+)	25,062	23,675	22,575	21,529	19,926
	Total	50,767	47,944	45,607	43,497	40,197
(Source: Korea Communications Commission website)
C. Domestic and Overseas Market Conditions
The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. In addition, sales revenue related to data services is expected to increase due to the increasing popularity of smart phones and wireless Internet. Business-to-business segment that creates added values by adding additional solutions and applications is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
Historical market share of the Company:

(As of December 31, 2010)		(Unit: %)

	As of	As of December 31,
Classification	December 31, 2010	2009	2008	2007
Mobile communication services	50.6	50.6	50.5	50.5
Comparative market share:

(As of December 31, 2010)		(Unit: %)

Classification	SK Telecom	KT	LG U+
Market share	50.6	31.6	17.8
(Source: Korea Communications Commission website)
D. Business Overview and Competitive Strengths
The Company’s revenue in 2010 amounted to Won 12,460.0 billion, an increase of Won 359.0 billion compared to 2009. This increase in revenue was meaningful since it was achieved despite a number of negative factors, including the charging of voice calls on a per-second basis from March 2010, the reduction of sign-up fees by 28% from December 2009 and the expansion of various discount plans. Operating income for 2010 amounted to Won 2,035.0 billion, which was lower than 2009, due among others to the increase in marketing and depreciation expenses. In 2010, however, the Company achieved meaningful business performance such as securing 3.91 million smart phone subscribers as of December 31, 2010. Net income in 2010 amounted to Won 1,411.0 billion, which increased from 2009.
The Company will comply with the guideline set by the Korea Communications Commission that limits marketing expenses of mobile communication business operators to stabilize the competition in the mobile service markets, while maintaining its competitive advantage based on fundamental strengths deriving from handsets, price plans, networks and contents. In 2010, the Company consistently strived to facilitate wireless Internet communication and enhance customers’ benefits through the expansion of smart phone offerings, provision of unlimited data service and introduction of data-only frequency assignment, one-

person multi-device price plans and T-Store, which is an open marketplace for mobile applications. The vitalization of the Company’s T-Store, which has grown rapidly in the number of subscribers, contents and downloads, has enhanced the Company’s competitiveness in the wireless data market.
As of December 31, 2010, the Company reached a subscriber number of approximately 25,710,000 and a 50.6% market share of the wireless market in Korea in terms of the number of subscribers. The Company plans to establish its leadership among users of smart phones by introducing various mobile platforms and streamlining the subscription process and pricing structures to enable subscribers to easily access their mobile content from multiple devices. The Company also plans to maintain its leadership in wireless Internet market by providing innovative user interface for content access and through investment in data networks, network sharing and support of the content production.
In 2010, the Company established platforms for future growth in business-to-business markets, such as “industry productivity enhancement” (“IPE”) business, in domestic and foreign markets. The Company currently provides more than 600 Korean companies with mobile office services, while the Company has achieved tangible results in certain industries including education, finance and medical services where the Company has focused its efforts. In 2011 the Company aims to become a global business-to-business service provider by providing its services to new industries, such as security, construction, heavy industries, farming and fishing.
The Company will also continue its efforts to become a global leader in information and communication technology. It plans to actively respond to secular changes such as the growing popularity of smart phones and wireless Internet, as well as gaining competitive strengths in the IPE business. In particular, the Company intends to pursue opportunities to grow the wireless broadband and IPE businesses in Korea and abroad.
2. Major Products & Services
A. Updates on Major Products and Services

(Unit: in millions of Won, %)

Sales amount
Business fields	Sales type	Item	Specific Usage	Major trademarks	(ratio)
Information and communication	Services	Mobile communication	Mobile Phone	NATE, T store and others	11,981,528(96.2%)
—	—	Others	—	Others	478,462(3.8%)

B. Price Fluctuation Trend of Major Products and Services
Previously, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of December 31, 2010, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 2 per 1 second and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 1.8 per 1 second.
3. Investment Status
A. Investment in Progress

(Unit: in 100 millions of Won)

						Amount
		Investment	Subject of		Total	already	Future
Business field	Classification	period	investment	Investment effect	investments	invested	investment
Network/Common	Upgrade/New installation	2010	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	18,453	To be determined

	Total			—	To be determined	18,453	To be determined
B. Future Investment Plan

(Unit: in 100 millions of Won)

	Expected investment amount		Expected investment for each year
Business field	Asset type	Amount	2011	2012	2013	Investment effect
Network/Common	Network, systems and others	20,000	20,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

	Total	20,000	20,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

4. Revenues
(Unit: in millions of Won)

Business field	Sales type	Item		2010	2009	2008
Information and communication	Services	Mobile communication	Export	—	—	—
			Domestic	11,981,528	11,820,202	11,492,832
			Subtotal	11,981,528	11,820,202	11,492,832
	—	Others	Export	599	2,339	5,855
			Domestic	477,863	278,643	175,975
			Subtotal	478,462	280,982	181,830
	Total		Export	599	2,339	5,855
			Domestic	12,459,391	12,098,845	11,668,807
			Total	12,459,990	12,101,184	11,674,662
5. Derivative Transactions
In order to hedge risks related to fluctuations in currency exchange rates and interest rates, the Company enters into currency swap contracts and interest rate swap contracts. The gain or loss generated from the derivatives contracts is recognized as the gains/losses for the current period or other comprehensive income/loss, in accordance with Korean GAAP. Fair value of the Company’s derivatives is calculated using the Company’s valuation models. In accordance with the derivatives contracts, the Company’s estimated gain/loss on the date of expiration is zero.
A. Currency Swap
(1) Purpose of Contracts: Hedging of risks related to fluctuations in currency exchange rates and interest rates
(2) Contract Terms
- Currency swap contract applying cash flow risk hedge accounting
The Company has entered into a currency swap contract with three banks including Citibank in order to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (face amounts totaling US $300,000,000) issued on April 1, 2004. As of December 31, 2010, in connection with the unsettled foreign currency swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 3,321,342,000 (excluding tax effect totaling Won 1,477,824,000 and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling Won 3,048,654,000) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a currency and interest rate swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 5,797,522,000 (excluding tax effect totaling Won 1,193,341,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 19,090 million) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of December 31, 2010, in connection with this unsettled currency and interest rate swap contracts, an accumulated gain on valuation of derivatives amounting to Won 5,804,000 (excluding tax effect totaling Won 1,525,007,000 and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling Won 70,580,613,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with Mizuho Corporate Bank in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (59-2) with face amounts totaling JPY 3,000,000,000 issued on January 22, 2009. As of December 31, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 2,076,230,000 (excluding tax effect totaling Won 585,603,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 4,218,822,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with The Bank of Tokyo-Mitsubishi in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (60-2) with face amounts totaling JPY 5,000,000,000 issued on March 5, 2009. As of December 31, 2010, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 465,690,000 (excluding tax effect totaling Won 131,348,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 8,758,083,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency swap contract with six banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007, and has applied cash flow risk hedge accounting to this foreign currency swap contract starting from May 12, 2010. Accordingly, as of December 31, 2010, in connection with this unsettled foreign currency swap contract, an accumulated loss on valuation of currency swap of Won 54,178,521,000 that has accrued since May 12, 2010 (excluding tax effect totaling Won 15,281,121,000 and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling Won 1,930,203,000) was accounted for as accumulated other comprehensive loss. Meanwhile, a loss on valuation of currency swap of Won 129,806,021,000 incurred prior to the date of applying cash flow risk hedge accounting was charged to current operations.
B. Interest Rate Swap
(1) Purpose of Contracts: Hedging of risks related to fluctuations in interest rates
(2) Contract Terms
- Interest rate swap contract to which the cash flow risk hedge accounting is applied:
The Company has entered into an interest rate swap contract with three banks including Nonghyup Bank in order to hedge the interest rate risk of long-term borrowings (totaling Won 500 billion) during the period between July 28, 2008 and August 12, 2011. As of December 31, 2010, in connection with unsettled interest rate swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 5,719,556,000 (excluding tax effect totaling Won 1,826,032,000) was accounted for as accumulated other comprehensive loss.
- Interest rate swap contract to which the hedge accounting is not applied
The Company has entered into an interest rate swap contract with two banks including DBS in order to hedge the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with this unsettled interest rate swap contract, losses on valuation of interest rate swap of Won 1,670,606,000 and Won 3,371,949,000 for the year ended December 31, 2010 and December 31, 2009, respectively, were charged to current operations.
6. Major Contracts

			Completion	Contract	Contract Amount
Category	Vendor	Start Date	Date	Title	(Won 100M)
	SK E&C	January 1, 2010	December 31, 2010	2010 Base Transceiver Station (“BTS”) Facility Construction (Seoul Metropolitan Area)	855

Construction	SK E&C	January 1, 2010	December 31, 2010	2010 RF Relay Facility Construction (Seoul Metropolitan Area)	546

	SK Broadband	January 1, 2010	December 31, 2010	2010 Network, B2B building Facility Construction (SORO)	241

Service	SK C&C	January 1, 2010	December 31, 2010	2010 IT SM Contract	2,010

			Completion	Contract	Contract Amount
Category	Vendor	Start Date	Date	Title	(Won 100M)
	SK Marketing & Company	January 1, 2010	December 31, 2010	2010 Membership Collaboration Program	717

	Network O&S	July 1, 2010	December 31, 2010	2010 BTS Maintenance	604

Product/ Equipment	SK Telesys	March 12, 2010	December 24, 2010	Relay Facility Investment	315

	SK Telesys	March 12, 2010	December 24, 2010	2010 1st RF Relay Facility Investment	297

	Samsung Electronics	May 31, 2010	September 20, 2010	2010 2nd Main Equipment W 5/6FA UHPA Samsung	222

		Subtotal			5,807

*	Top three contracts in each category (excluding value-added tax).
7. R&D Investments

			(Unit: in millions of Won)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December	December
Category	2010	31, 2009	31, 2008	Remarks
Raw material	41	55	89	—
Labor	42,514	47,183	38,063	—
Depreciation	142,994	134,201	138,512	—
Commissioned service	96,920	69,750	85,837	—
Others	64,146	39,593	34,540	—
Total R&D costs	346,615	290,782	297,040	—
Accounting Sales and administrative expenses	344,891	288,997	293,443	—
Development expenses (Intangible assets)	1,724	1,785	3,597	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.78%	2.40%	2.54%
8. Other information relating to investment decisions
A. Trademark Policies
The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.

The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.
B. Business-related Intellectual Properties
The Company owns intellectual property rights to the design of alphabet “T”. The rights are based on domestic trademark laws and the Company has proprietary and exclusive use of the trademark for 10 years and the rights are renewable. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

III. FINANCIAL INFORMATION
1. Summary Financial Information (Non-consolidated)

(Unit: in millions of Won)

	As of and for the year ended December 31,
Classification / Fiscal Year	2010	2009	2008	2007	2006
Current assets	5,482,863	4,983,052	3,990,503	4,094,059	4,189,325
• Quick assets	5,473,844	4,960,396	3,976,576	4,075,378	4,172,887
• Inventory	9,019	22,656	13,927	18,681	16,438
Non-current assets	13,477,050	14,314,581	14,626,992	14,038,451	11,624,728
• Investments	4,941,204	5,107,653	5,668,127	5,940,045	3,547,942
• Property and Equipment	5,027,567	5,196,521	4,698,214	4,594,413	4,418,112
• Intangible assets	2,513,724	2,665,936	2,941,592	3,174,942	3,405,158
• Other non-current assets	994,555	1,344,471	1,319,059	329,051	253,516

Total assets	18,959,912	19,297,633	18,617,495	18,132,510	15,814,053

Current liabilities	4,259,963	3,294,633	3,412,490	2,484,548	2,985,620
Non-current liabilities	3,245,533	4,761,550	4,475,998	4,221,016	3,522,006

Total liabilities	7,505,495	8,056,183	7,888,488	6,705,564	6,507,626

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	3,031,780	3,032,009	2,957,095	2,954,829	2,962,699
Capital adjustment	(-)2,954,371	(-)2,708,407	(-)2,147,530	(-)2,072,486	(-)2,019,568
Other Cumulative Profit and Loss	642,153	913,919	373,784	1,594,099	473,904
Retained earnings	10,690,215	9,959,290	9,501,018	8,905,865	7,844,753

Total stockholders’ equity	11,454,417	11,241,450	10,729,007	11,426,946	9,306,427

Sales	12,459,990	12,101,184	11,674,662	11,285,900	10,650,952
Operating Income (or Loss)	2,034,992	2,179,337	2,059,896	2,171,543	2,584,370
Current Period’s Net Income (or Loss)	1,410,968	1,288,339	1,277,658	1,642,451	1,446,598

(Unit: Won)

	For the year ended December 31,
Classification / Fiscal Year	2010	2009	2008	2007	2006

Earnings per share	19,612	17,808	17,559	22,607	19,734
Diluted earnings per share	19,312	17,599	17,395	22,289	19,458

     2. Summary Financial Information (Consolidated)

(Unit: in millions of Won)

	As of and for the year ended December 31,
Classification / Fiscal Year	2010	2009	2008	2007	2006
Current assets	6,972,989	6,370,631	5,422,447	4,813,072	4,663,962
• Quick assets	6,823,345	6,250,741	5,387,473	4,766,020	4,644,184
• Inventory	149,643	119,890	34,974	47,052	19,778

Non-current assets	15,678,716	16,835,625	17,051,224	14,235,863	11,576,006
• Investments	2,906,464	3,059,902	4,025,429	5,446,711	3,236,783
• Property and Equipment	7,864,594	8,165,879	7,437,689	4,969,353	4,507,335
• Intangible assets	3,740,643	3,992,325	3,978,145	3,433,962	3,518,411
• Other non-current assets	1,167,014	1,617,519	1,609,961	385,836	313,477

Total assets	22,651,704	23,206,256	22,473,671	19,048,935	16,239,968

Current liabilities	5,915,301	4,894,937	4,628,821	3,016,874	3,208,416
Non-current liabilities	4,257,754	5,966,695	6,020,410	4,344,428	3,548,464

Total liabilities	10,173,055	10,861,631	10,649,231	7,361,302	6,756,880

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	3,031,780	3,031,947	2,958,854	2,956,106	2,950,327
Capital adjustment	(-)2,993,850	(-)2,746,886	(-)2,159,389	(-)2,072,723	(-)2,019,567
Other Cumulative Profit/Loss	639,631	915,306	356,192	1,591,258	490,010
Retained earnings	10,603,399	9,909,752	9,448,185	8,914,970	7,847,434
Minority interest	1,153,049	1,189,866	1,175,959	253,383	170,245

Total stockholders’ equity	12,478,649	12,344,625	11,824,440	11,687,633	9,483,088

Sales	15,435,373	14,512,347	13,951,013	11,821,508	10,979,575
Operating Profit (or Loss)	1,942,303	1,881,234	1,760,307	2,110,175	2,623,378
Profit (or Loss) from continuing operation before tax	1,673,688	1,405,751	1,277,514	2,284,530	2,026,575
Current Period’s Net Profit	1,297,176	1,055,606	972,338	1,562,265	1,449,552
Net income attributable to majority interests	1,379,613	1,247,182	1,215,719	1,648,876	1,451,491
Number of Consolidated Companies	33	29	35	26	18

*	See the attached Korean GAAP Consolidated Financial Statements.

IV. AUDITOR’S OPINION
     1. Auditor

Year ended December 31,
2010	2009	2008
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
     2. Audit Opinion

Term	Auditor’s opinion	Issues noted
Year ended December 31, 2010	Unqualified	—
Year ended December 31, 2009	Unqualified	—
Year ended December 31, 2008	Unqualified	—
     3. Remuneration for Independent Auditors for the Past Three Fiscal Years
     A. Audit Contracts

(Unit: in thousands of Won)

Term	Auditors	Contents	Fee	Total hours
Year ended December 31, 2010	Deloitte Anjin LLC	Semi-annual review	1,563,770	16,810
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		IFRS-based financial statements review
		English financial statements review and other audit task

Year ended December 31, 2009	Deloitte Anjin LLC	Semi-annual review	1,308,356	13,982
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

Year ended December 31, 2008	Deloitte Anjin LLC	Semi-annual review	1,310,097	13,346
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

     B. Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)

			Service
Term	Contract date	Service provided	duration	Fee
Year ended December 31, 2010	July 20,2010	Management consulting	4 days	5,000
	July 28, 2010	Tax consulting	15 days	18,000
	July 28, 2010	Tax consulting	5 days	6,600
	July 28, 2010	Tax consulting	30 days	40,000
	July 28, 2010	Tax consulting	20 days	23,100
	December 23, 2010	Tax consulting	3 days	7,700
	December 23, 2010	Tax consulting	20 days	24,600
	December 29, 2010	Tax consulting	15 days	17,000

Year ended December 31, 2009	May 13, 2009	Tax consulting	30 days	40,000
	May 22, 2009	Tax consulting	10 days	10,000
	May 22, 2009	Tax adjustment for fiscal year 2008	20 days	34,000
	May 22, 2009	Review of deferred corporate income tax for 1Q and 2Q	10 days	14,000
	September 14, 2009	Review of quarterly tax adjustments	5 days	7,000
	September 14, 2009	Tax consulting	20 days	20,000
	December 28, 2009	Review of quarterly tax adjustments	5 days	7,000
	December 28, 2009	Tax consulting	10 days	12,000

Year ended December 31, 2008	November 20, 2007	Set up services for agency tax manual	60 days	48,000
	March 3, 2008	Tax adjustment for fiscal year 2007	10 days	33,000
	May 15, 2008	Tax consulting	5 days	7,500
	June 24, 2008	Foreign tax consulting re indirect taxes	4 days	6,000
	August 13, 2008	Tax consulting	10 days	9,400
	November 1, 2008	Tax consulting	4 days	5,000
	November 19, 2008	Tax consulting	10 days	10,800
	November 19, 2008	Review of deferred corporate income tax for 1Q and 2Q	10 days	18,000
	December 24, 2008	Review of deferred corporate income tax for 3Q	3 days	6,000
	December 24, 2008	Tax consulting	3 days	3,600
	December 24, 2008	Tax consulting	3 days	3,000

     V. MANAGEMENT DISCUSSION AND ANALYSIS
1. BUSINEESS RESULTS (NON-CONSOLIDATED)

			Change from				Change from
(Unit: in billions of Won)	2010	2009	2010 to 2009		2009	2008	2008 to 2009
Sales	12,460	12,101	3%		12,101	11,675	4%
Operating expense	10,425	9,922	5%		9,922	9,615	3%
Operating income	2,035	2,179	-7%		2,179	2,060	6%
Operating Margin	16.3%	18.0%	-1.7	%p	18.0%	17.6%	0.4	%p
Other gain	561	786	-29%		786	1,015	-23%
Other loss	779	1,308	-40%		1,308	1,569	-17%
Income from continuing operation before tax	1,817	1,657	10%		1,657	1,506	10%
Net income	1,411	1,288	10%		1,288	1,278	1%
Net income margin	11.3%	10.6%	0.7	%p	10.6%	10.9%	-0.3	%p
EBIDTA	4,221	4,209	0%		4,209	4,003	5%
EBIDTA margin	33.9%	34.8%	-0.9	%p	34.8%	34.3%	0.5	%p
     2. ANALYSIS OF OPERATING DATA

			Change from				Change from
	2010	2009	2010 to 2009		2009	2008	2008 to 2009
Subscribers (in thousands)	25,705	24,270	6%		24,270	23,032	5%
Net subscriber additions	1,435	1,238	16%		1,238	1,064	16%
Activations	9,651	8,822	9%		8,822	8,493	4%
Deactivations	8,216	7,584	8%		7,584	7,429	2%
Monthly churn rate	2.7%	2.6%	0.1	%p	2.6%	2.7%	-0.1	%p
Average subscribers (in thousands)	25,097	23,745	6%		23,745	22,617	5%
Average revenue per user (ARPU) (Won)	41,374	42,469	-3%		42,469	43,016	-1%
Sign-up fees	1,083	1,417	-24%		1,417	1,474	-4%
Monthly fees & call charges	24,063	26,038	-8%		26,038	26,802	-3%
Value-added & other service fees	2,145	1,382	55%		1,382	1,269	9%
Wireless Internet	9,996	9,334	7%		9,334	8,982	4%
Interconnection	4,086	4,298	-5%		4,298	4,490	-4%
Minutes of usage (MOU) (Minutes)
Outgoing	199	197	1%		197	200	-1%
Incoming	102	103	-2%		103	108	-5%

As of December 31, 2010, the Company reached a subscriber number of approximately 25.7 million and the Company’s revenue in 2010 amounted to Won 12.46 trillion, despite rapid changes in the management environment, including a merger of a competitor. The Company’s marketing expenses in 2010 (calculated in accordance with the Korea Communications Commission’s guideline) amounted to Won 2.97 trillion, or 24.2% of the Company’s revenue, which decreased 0.5%p from 2009. Operating income for 2010 amounted to Won 2.04 trillion, which was lower than 2009, due among others to the increase in depreciation expenses and a one-time increase in commissions paid in connection with the change of purchasing entity of handset installment receivables . Net income in 2010 amounted to Won 1.41 trillion. The Company spent Won 1.85 trillion for capital expenditures in 2010, which were used to expand Wi-Fi facilities and expand and upgrade the Company’s WCDMA network, among others.

As of December 31, 2010, the Company held a 50.6% market share of the wireless market in Korea in terms of the number of subscribers. The Company plans to establish its leadership among users of smart phones by introducing various mobile platforms and streamlining the subscription process and pricing structures to enable subscribers to easily access their mobile content from multiple devices. The Company also plans to maintain its leadership in wireless Internet market by providing innovative user interface for content access and through investment in data networks, network sharing and support of the content production.

In 2010, the Company established platforms for future growth in business-to-business markets, such as “industry productivity enhancement” (“IPE”) business, in domestic and foreign markets. The Company currently provides more than 600 Korean companies with mobile office services, while the Company has achieved tangible results in certain industries including education, finance and medical services where the Company has focused its efforts. In 2011 the Company aims to become a global business-to-business service provider by providing its services to new industries, such as security, construction, heavy industries, farming and fishing.
     3. ANALYSIS OF OPERATING REVENUE

			Change from				Change from
(Unit: in billions of Won)	2010	2009	2010 to 2009		2009	2008	2008 to 2009
Sign-up fees	326	404	-19%		404	400	1%
Monthly fees	4,502	4,161	8%		4,161	3,591	16%
Call charges	2,745	3,259	-16%		3,259	3,683	-12%
Value-added & other service fees	646	394	64%		394	344	14%
Wireless Internet	3,010	2,660	13%		2,660	2,438	9%
% of Cellular service	26.8%	24.5%	2.4	%p	24.5%	23.4%	1.1	%p
Total Cellular service	11,229	10,877	3%		10,877	10,456	4%
Interconnection revenue	1,231	1,225	0%		1,225	1,218	1%

			Change from			Change from
(Unit: in billions of Won)	2010	2009	2010 to 2009	2009	2008	2008 to 2009
Land to Mobile	455	451	1%	451	473	-5%
Mobile to Mobile	776	774	0%	774	745	4%
Total operating revenue	12,460	12,101	3%	12,101	11,675	4%
          Sign-up fees decreased in 2010 mainly due to the reduction of the Company’s sign-up fee from November 2009. Monthly fees increased mainly due to increases in the average number of subscribers and in the number of premium flat rate plan subscribers in 2010. Call charges decreased in 2010 from the previous year mainly due to the introduction of per second billing and increased subscription to call plans with higher monthly basic charges and lower call charges, while call charges decreased in 2009 from the previous year due primarily to increased subscription to call plans with higher monthly basic charges and lower call charges. Revenues from value-added and other services increased in each of 2010 and 2009 from the previous year mainly due to increases in revenues from roaming services and leased line business, as well as an increase in revenue from line resales in 2010. Wireless Internet revenue increased in 2010 from the previous year due primarily to increased subscription to fixed-price data plans and an increase in content fees, while it increased in 2009 from the previous year due primarily to increased subscription to fixed-price data plans. Interconnection revenue increased in 2010 from the previous year due primarily to an increase in interconnection traffic volume resulting from the increase in the average subscriber base despite decreases in interconnection rates.
     4. ANALYSIS OF OPERATING EXPENSES

			Change from			Change from
(Unit: in billions of Won)	2010	2009	2010 to 2009	2009	2008	2008 to 2009
Labor cost	559	520	8%	520	477	9%
Commissions paid	4,961	4,595	8%	4,595	4,419	4%
Marketing commissions	3,065	2,985	3%	2,985	2,763	8%
Initial commissions	1,942	1,834	6%	1,834	1,677	9%
Monthly commissions	470	430	9%	430	388	11%
Retention commissions	652	721	-10%	721	698	3%
Other commissions	1,896	1,610	18%	1,610	1,656	-3%
Advertising	259	265	-3%	265	301	-12%
Depreciation	2,186	2,030	8%	2,030	1,943	4%
Network interconnection	1,030	1,068	-4%	1,068	1,039	3%
Mobile to Mobile	825	850	-3%	850	821	3%
Land to Mobile	205	219	-6%	219	218	0%
Leased line	189	333	-43%	333	391	-15%
Others	1,241	1,111	12%	1,111	1,044	6%
Total operating expenses	10,425	9,922	5%	9,922	9,615	3%
          Labor costs increased in 2010 from the previous year due among others to a one-off effect of changing the Company’s accounting policy related to annual bonus payments. Labor costs increased in 2009 from the previous year due among others to a change of bonus payment dates. Marketing commissions increased each of 2010 and 2009 from the previous year due primarily to an increase in initial commissions as a result of competitive market conditions and an increase in new subscribers. Other commissions increased in

2010 from the previous year due among others to a one-time increase in commissions paid in connection with the change of purchasing entity of handset installment receivables, and decreased in 2009 from the previous year due among others to a decrease in expenses related to long-term accounts receivable for handsets sold on installment payment plans.
          Advertising costs decreased in 2010 from the previous year due to the Company’s efforts to reduce expenses and decreased in 2009 from the previous year due to the reduction of media advertisements. Depreciation expenses increased in each of 2010 and 2009 from the previous year due principally to the acquisition of SK Networks’ leased-line business in the fourth quarter of 2009. Interconnection expenses decreased in 2010 from the previous year due primarily to decreases in interconnection rates and increased in 2009 from the previous year due among others to an increase in mobile-to-mobile interconnection traffic volume. Other operating expenses increased in 2010 from the previous year due among others to an increase in repair expenses related to the acquisition of SK Networks’ leased-line business and an increase in frequency usage expenses resulting from the new assignment of WCDMA frequency in 2010.
     5. ANALYSIS OF NON-OPERATING INCOME / EXPENSES

			Change from			Change from
(Unit: in billions of Won)	2010	2009	2010 to 2009	2009	2008	2008 to 2009
Non-operating income	561	786	-29%	786	1,015	-23%
Interest income	210	157	34%	157	107	47%
Gains on valuation of equity method investments	74	64	16%	64	42	53%
Others	277	566	-51%	566	866	-35%
Non-operating expenses	779	1,308	-40%	1,308	1,569	-17%
Interest expenses	276	305	-9%	305	256	19%
Gains on valuation of equity method investments	181	295	-39%	295	259	14%
Research & development and other contributions	203	126	61%	126	172	-26%
Others	119	582	-80%	582	883	-34%
          Interest income increased in each of 2010 and 2009 from the previous year due primarily to the interest income from accounts receivable for handsets sold on installment payment plans. Interest expenses decreased in 2010 from the previous year mainly due to a decrease in average balance of borrowings, as well as a decrease in the cost of borrowings. Interest expenses increased in 2009 from the previous year due primarily to an increase in average balance of the borrowings. Net gains on valuation of equity method investments increased in 2010 from the previous year mainly due to the improvement of results at the Company’s equity method investees, while net gains on valuation of equity method investments decreased in 2009 from the previous year due among others to the reflection of real value of the Company’s Vietnam business. Other non-operating income and expenses decreased in 2010 from the previous primarily due to the stabilization of the foreign exchange rates.
     6. ANALYSIS OF FINANCIAL CONDITION (NON-CONSOLIDATED)

	As of	As of		As of	As of
	December 31,	December 31,	Change from	December	December 31,	Change from
(Unit: in billions of Won)	2010	2009	2009 to 2010	31, 2009	2008	2008 to 2009
Current assets	5,483	4,983	10%	4,983	3,991	24.9%
Quick assets	5,474	4,960	10%	4,960	3,977	24.7%
Cash and cash equivalent	357	421	-15%	421	434	-3.1%

	As of	As of		As of	As of
	December 31,	December 31,	Change from	December	December 31,	Change from
(Unit: in billions of Won)	2010	2009	2009 to 2010	31, 2009	2008	2008 to 2009
Short-term financial instruments	300	178	69%	178	98	80.9%
Short-term investment securities	394	370	6%	370	370	0.1%
Accounts receivable	1,604	1,700	-6%	1,700	1,635	4.0%
Allowance for doubtful accounts	-151	-143	6%	-143	-58	144.3%
Inventory	9	23	-61%	23	14	62.7%
Non-current assets	13,477	14,315	-6%	14,315	14,627	-2.1%
Investments	4,941	5,108	-3%	5,108	5,668	-9.9%
Property and Equipment	5,028	5,197	-3%	5,197	4,698	10.6%
Intangible assets	2,514	2,666	-6%	2,666	2,942	-9.4%
Other non-current assets	995	1,344	-26%	1,344	1,319	1.9%
Total assets	18,960	19,298	-2%	19,298	18,617	3.7%

Current liabilities	4,260	3,295	29%	3,295	3,412	-3.5%
Short-term borrowings	—	—	—	—	155	-100.0%
Accounts payable	1,281	1,136	13%	1,136	1,040	9.3%
Current portion of long-term debt	1,212	515	135%	515	698	-26.2%
Non-current liabilities	3,246	4,762	-32%	4,762	4,476	6.4%
Bonds payable	2,950	3,491	-15%	3,491	2,943	18.6%
Long-term borrowings	114	817	-86%	817	826	-1.1%
Total liabilities	7,505	8,056	-7%	8,056	7,888	2.1%

Capital	45	45	0%	45	45	0.0%
Capital surplus	3,032	3,032	0%	3,032	2,957	2.5%
Capital adjustment	-2,954	-2,708	9%	-2,708	-2,148	26.1%
Other Cumulative Profit and Loss	642	914	-30%	914	374	144.5%
Retained earnings	10,690	9,959	7%	9,959	9,501	4.8%
Total stockholders’ equity	11,454	11,241	2%	11,241	10,729	4.8%

Total liabilities and stockholders’ equity	18,960	19,298	-2%	19,298	18,617	3.7%

          The Company’s current assets increased in 2010 from the end of the previous year due primarily to an increase in the handset installment receivables. Investment assets decreased in 2010 from the end of the previous year due among others to the disposition of long-term investment assets such as shares of Sprint Nextel, SK C&C, and iHQ. The Company’s cash and short-term financial instruments increased in 2009 from the end of the previous year due primarily to the sale in 2009 of shares of SK C&C and China Unicom. Investment assets decreased in 2009 from the end of the previous year due among others to the sale of shares of China Unicom. Current portion of long-term debt increased in 2010 mainly due to the reclassification of global bond issued in 2004 from long-term debt to current portion of long-term debt. Debt-to-equity ratio declined in 2010 from the end of the previous year primarily due to the repayment of borrowings in the fourth quarter of 2010. Debt-to-equity ratio declined in 2009 from the end of the previous year due to the repayment of borrowings and an increase in capital. Stockholders’ equity increased in each of 2010 and 2009 from the end of the previous year due to an increase in retained earnings.
     7. ANALYSIS OF LIQUIDITY AND SOLVENCY
          The Company’s debt-to-equity ratio (calculated based on the interest-bearing financial debt) was 41.4%, 40.3% and 34.9% as of the end of 2008, 2009 and 2010, respectively. Interest coverage ratio (operating income / net financial expenses) was 13.8, 14.8 and 30.8 for 2008, 2009 and 2010, respectively and interest coverage ratio (operating income / interest expenses) was 8.1, 7.1 and 7.4 for 2008, 2009 and 2010, respectively. The Company had sufficient liquidity to repay short-term borrowings.
     8. FINANCING
          The Company did not incur any new borrowing in 2010. For information on the Company’s bond issuance in 2010, please refer to the Company’s audited financial statements for 2010. As of December 31, 2010, the Company’s aggregate debt amounted to Won 3,993.2 billion, comprising long-term and short-term borrowing, bonds and current portion of long-term debt.
     VI. CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES
     1. Board of Directors
     A. Overview of Board of Directors Composition
The Company’s Board of Directors is comprised of eight members: five independent directors and three inside directors. Within the Board, there are five Committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

	Inside directors	Independent directors
Name	Jae Won Choi, Sung Min Ha, Jin Woo So	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho
     B. (1) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
312nd (the first meeting of 2010)	January 27, 2010	- Financial Statements as of and for the year ended December 31, 2009.
- Annual Business Report as of and for the year ended December 31, 2009
- Donation for Happynanum
- Report for Internal Accounting Management System
		- Report for Subsequent Events following 4Q 2009	Approved as proposed Approved as proposed Approved as proposed

Meeting	Date	Agenda	Approval
313rd (the second meeting of 2010)	February 11, 2010	- Convocation of the 26th Annual General Meeting of Shareholders - Result of Internal Accounting Management System Evaluation	Approved as proposed

314th (the third meeting of 2010)	March 12, 2010	- Appointment of Committee Members
- Fund Management Transaction with Affiliated Financial Company (SK Securities)
- Establishment of SPC and Limited Partnership Agreement between SPC and Offshore Private Equity Fund
Approved as proposed Approved as proposed Approved as proposed

315th (the fourth meeting of 2010)	April 26, 2010	- Establishment of SKT Customer Contact Channel Subsidiary
- Establishment of SKT Cell Site Maintenance Subsidiary
- Business Plan for Joint Venture with Disney
- Acquisition of Additional WCDMA Frequency
- Extension of KIF (Korea IT Fund) Maturity
- Partial Disposition of Shares of IHQ, Inc.
		- Report for Subsequent Events following 1Q 2010	Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

316th (the fifth meeting of 2010)	May 26, 2010	- Investment in Packet One Networks - Investment in Harbinger Global Wireless (HGW)	Approved as proposed Approved as proposed

317th (the sixth meeting of 2010)	June 24, 2010	- Fund Management Transaction with Affiliated Financial Company (SK Securities) - Additional investment in network equipment in 2010	Approved as proposed Approved as proposed

318th (the seventh meeting of 2010)	July 22, 2010	- Proposal for Interim Dividend
- Proposal for acquisition of treasury stock
- Financial performance during 1H 2010
- Report for Subsequent Events following 2Q 2010
- Performance review of compliance program for 1H 2010 and planning for 2H 2010
Approved as proposed Approved as proposed

319th (the eighth meeting of 2010)	September 15, 2010	- Fund Management Transaction with Affiliated Financial Company (SK Securities) - Restructuring of Receivables related to Handset Installment Payment Plans	Approved as proposed

Meeting	Date	Agenda	Approval
320th (the ninth meeting of 2010)	November 19, 2010	– Cell Site Maintenance – Customer Contact Channel – Donation remittance for Happynanum – Report for Subsequent Events following 3Q 2010	Approved as proposed Approved as proposed Approved as proposed —

321th (the tenth meeting of 2010)	December 17, 2010	– 2011 business plan
–  Fund Management Transaction with Affiliated Financial Company (SK Securities)
–  SK Broadband fixed line resale
		– Performance review of compliance program for 2010 and planning for 2011	Approved as proposed Approved as proposed Approved as proposed —

322th (the first meeting of 2011)	January 21, 2011	– Financial Statements as of and for the year ended December 31, 2010.
–  Annual Business Report as of and for the year ended December 31, 2010
–  Report for Internal Accounting Management System
		– Report for Subsequent Events following 4Q 2010	Approved as proposed Approved as amended — —

323th (the second meeting of 2011)	February 10, 2011	– Convocation of the 27th Annual General Meeting of Shareholders – Cooperation and share swap with KB Financial Group – Result of Internal Accounting Management System Evaluation	Approved as proposed Approved as proposed —

324th (the third meeting of 2011)	March 11, 2011	– Election of the Company’s CEO – Amendment of committee regulation – Election of committee member – Fund Management Transaction with Affiliated Financial Company (SK Securities)	Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purpose only.

(2)	Independent Directors’ Activities at the Board of Directors’ Meetings

Independent
Meetings	Dates	Directors Attended	Description
The first meeting of 2010	January 27, 2010	5 / 5	—
The second meeting of 2010	February 11, 2010	5 / 5	—
The third meeting of 2010	March 12, 2010	5 / 5	—
The fourth meeting of 2010	April 26, 2010	5 / 5	—
The fifth meeting of 2010	May 26, 2010	4 / 5	Jay Young Chung absence
The sixth meeting of 2010	June 24, 2010	5 / 5	—

Independent
Meetings	Dates	Directors Attended	Description
The seventh meeting of 2010	July 22, 2010	5 / 5	—
The eighth meeting of 2010	September 15, 2010	5 / 5	—
The ninth meeting of 2010	November 19, 2010	5 / 5	—
The tenth meeting of 2010	December 17, 2010	5 / 5	—
The first meeting of 2011	January 21, 2011	5 / 5	—
The second meeting of 2011	February 10, 2011	4 / 5	Hyun Chin Lim absence
The third meeting of 2011	March 11, 2011	5 / 5	—
     C. Committees within Board of Directors
          (1) Committee Structure
               a) Independent Director Nomination Committee
(As of March 31, 2011)

Number of	Members
Persons	Inside Directors	Independent Directors	Task
4	Sung Min Ha, Jin Woo So	Rak Yong Uhm, Jae Ho Cho	Nomination of independent directors

*	The Independent Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.
               b) Audit Committee
(As of March 31, 2011)

Number of	Members
Persons	Inside Directors	Independent Directors	Task
4	—	Dal Sup Shim, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

               c) Compensation Review Committee
(As of March 31, 2011)

Number of	Members
Persons	Inside Directors	Independent Directors	Task
5	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review CEO remuneration system and amount.

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
               d) Capex Review Committee
(As of March 31, 2011)

Members
Number of	Non-director
Persons	Executive Officer	Independent Directors	Task
4	Jun Ho Kim	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung	Review major investment plans and changes thereto.

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.
               e) Corporate Citizenship Committee
(As of March 31, 2011)

Members
Number of	Non-director
Persons	Executive Officer	Independent Directors	Task
4	Jun Ho Kim	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	Review guidelines on “Corporate Social Responsibility” (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

          (2) Activities of the Committees of the Board of Directors (As of March 31, 2011)

Independent Directors
				Rak Yong Uhm	Jae Ho Cho
				(Attendance:	(Attendance:
	Date of			100%)	100%)
Committee Name	Activity	Agenda	Approval	Vote
Independent Director Nomination Committee	February 11, 2010	26th General Meeting of Shareholders: Proposal to nominate an Independent Director Dal Sup Shim	Approved as Proposed	For	For

	April 26, 2010	Election of Chairman of Committee – Man Won Jung	Approved as Proposed	For	For

	February 10, 2011	27th General Meeting of Shareholders: Proposal to nominate an Independent Director , Rak Yong Uhm, Jay Young Chung, Jae Ho Cho	Approved as Proposed	For	For

Independent Directors
					Rak Yong	Jay Yung
				Dal Sup Shim	Uhm	Chung
				(Attendance:	(Attendance:	(Attendance:
	Date of			100%)	100%)	100%)
Committee Name	Activity	Agenda	Approval	Vote
CapEx Committee	February 10, 2010	Business plan and pending agenda for major investment	—	—	—	—

	March 11, 2010	Business plan and pending agenda for major investment	—	—	—	—

	April 26, 2010	Election of Chairman of Committee – Rak Yong Uhm	Approved as proposed	For	For	For

	August 24, 2010	Business plan and pending agenda for major investment	—	—	—	—

	December 16, 2010	Investment plan for 2011	—	—	—	—

	February 10, 2011	Business plan and pending agenda for major investment	—	—	—	—

*	Agendas filled in with hyphens are for reporting purpose only

Independent Directors
					Rak	Hyun	Jay
				Dal Sup	Yong	Chin	Yung	Jae Ho
				Shim	Uhm	Lim	Chung	Cho
				(Attendance:	(Attendance:	(Attendance:	(Attendance:	(Attendance:
Committee	Date of			100%)	100%)	100%)	100%)	100%)
Name	Activity	Agenda	Approval	Vote
Compensation Review Committee	April 26, 2010	Election of Chairman of Committee – Hyun Chin Lim	Approved as proposed	For	For	For	For	For
	July 21, 2010	Committee administration	—	—	—	—	—	—
	October 13, 2010	Committee administration	—	—	—	—	—	—
	November 18, 2010	Committee administration	—	—	—	—	—	—

Independent Directors
				Rak Yong	Hyun Chin	Jay Yung
				Uhm	Lim	Chung
				(Attendance:	(Attendance:	(Attendance:
Committee				100%)	67%)	100%)
Name	Date of Activity	Agenda	Approval	Vote
Corporate Citizenship Committee	March 12, 2010	Environment Friendly Business Plan	—	—	—	—

		Result of Social Contribution Expenditures	—	—	—	—

		Result and Plan for Win-Win Business Strategy	—	—	—	—

	April 23, 2010	Election of Chairman of Committee – Jay Young Chung	Approved as proposed	For	Absence	For

		Status of Customer Protection	—	—	—	—

		2010 Ethical Management Plan	—	—	—	—

	July 21, 2010	Preparation of Greenhouse Gas Inventory	—	—	—	—

		Operating System for Sustainability Index	—	—	—	—

	November 18, 2010	Operating plan for CSR performance management system	—	—	—	—

*	Agendas filled in with hyphens are for reporting purpose only

35

D. Directors’ Independence
On February 10, 2011, in the notice of the annual General Meeting of Shareholders, background information on Sung Min Ha, Jin Woo So, candidates for inside directors, and Rak Yong Uhm, Jay Young Chung and Jae Ho Cho candidates for independent directors, was publicly disclosed. There was no other nomination by shareholders. For the election of independent directors, the Company has established the Independent Director Nomination Committee, which is currently in operation. In the meeting of the Independent Director Nomination Committee held on February 10, 2011, the Committee nominated the independent director candidates.
- The Independent Director Nomination Committee. (As of March 31, 2011)

Name	Independent Director	Task
Sung Min Ha	No	o Nomination of independent directors
Jin Woo So	No
Rak Yong Uhm	Yes
Jae Ho Cho	Yes
2. Audit System
The Company’s Audit Committee consists of four independent directors, Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Yung Chung.
Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2010	January 26, 2010	o 2nd half 2009 Management Audit Results	—
		o Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee	Approved as proposed
		o Reports on Internal Accounting Management System	—

The second meeting of 2010	February 10, 2010	o Reports on 2009 Korean GAAP Audit	—
		o Report on Review of 2009 Internal Accounting Management System	—
		o Evaluation of Internal Accounting Management System Operation	Approved as proposed
		o Auditor’s Report for Fiscal Year 2009	Approved as proposed

The third meeting of 2010	March 11, 2010	o 2Q 2010 Transactions with SK C&C Co., Ltd.	Approved as proposed
		o Construction of Mobile Phone Facilities for 2010	Approved as proposed
		o Construction of Network Facilities	Approved as proposed
		o Purchase of Mobile Phone Relay Devices for 2010	Approved as proposed
		o Resale of Fixed-line Telephone Services of SK Broadband	Approved as proposed
		o Plan for Fund Management Transaction with Affiliated Company (SK Securities)	—
		o 2010 Management Audit Plan	—

The fourth meeting of 2010	April 26, 2010	o Election of the Chairman of Audit Committee	Approved as proposed
		o Approval of Entire Auditor Services for 2010	Approved as proposed
		o Audit Plan for 2010	—
		o Auditor Fees for 2010	Approved as proposed

Meeting	Date	Agenda	Approval	Remarks
The fifth meeting of 2010	May 26, 2010	o Purchase of Mobile Phone Relay Devices for 2010	Approved as proposed
		o Construction of Mobile Phone Facilities for 2010	Approved as proposed
		o Construction of Transmission Network Facilities for 2010	Approved as proposed
		o Outsourcing Mobile NATE business	Approved as proposed

The sixth meeting of 2010	June 23, 2010	o 3Q 2010 Transactions with SK C&C Co., Ltd	Approved as proposed
		o Consulting Service regarding Customer Contact Channel	Approved as proposed
		o Base Station Maintenance Service	Approved as proposed
		o Fund Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
		o Reports on 2009 US GAAP Audit	—

The seventh meeting of 2010	July 21, 2010	o 1st half 2010 Financial Results	—
		o Report on Review on the 1st half of 2010 Korean GAAP	—

The eighth meeting of 2010	August 24, 2010	o Purchase of Mobile Phone Relay Devices for 2010	Approved as proposed
		o Construction of Mobile Phone Facilities for 2010	Approved as proposed
		o Construction of Transmission Network Facilities for 2010	Approved as proposed
		o Participation in the Capital Increase of SK China Company Limited	Approved as proposed

The ninth meeting of 2010	September 14, 2010	o 4Q 2010 Transactions with SK C&C Co., Ltd	Approved as proposed
o Fund Management Transaction with Affiliated Company (SK Securities)
o 1st half 2010 Management Audit Results

The tenth meeting of 2010	October 13, 2010	o Agency Agreement relating to Outdoor Advertisements	Approved as proposed
		o Outsourcing of Leased Line Business	Approved as proposed
		o Outsourcing of Handset Repair Services	Approved as proposed

The eleventh meeting of 2010	November 19, 2010	o Result of follow-up measures and status report for ethics consultation and whistle-blower program	—
o Rental transaction for electronic telecommunication facilities
		o 2011 integrated loyalty marketing plan and agency agreement	Approved as proposed
		o Construction of Network Facilities	Approved as proposed
		o Withdrawal of investment for Beijing U-City project	Approved as proposed
		o Disposition of Mongolia Skytel shares	Approved as proposed
Approved as proposed

The twelfth meeting of 2010	December 16, 2010	o B2B Contract with SK Telink	Approved as proposed
		o Service contract with T map	Approved as proposed
		o Service contract with SK Telecom (China) Holding Co., Ltd	Approved as proposed
		o Service contract with SK Telecom Americas, Inc.	Approved as proposed
		o 2011 1Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		o Asset Management Transaction with Affiliated Company (SK Securities)	—

The first meeting of 2011	January 20, 2011	o 2nd half 2010 Management Audit Results and Management Audit Plan for 2011	—
		o Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee	Approved as proposed
		o Rental contract for satellite line facilities	Approved as proposed
		o Reports on Internal Accounting Management System	—
		o Comparison of before and after operating customer contact channel and BTS maintenance subsidiary company	—

The second meeting of 2011	February 9, 2011	o Reports on 2010 Korean GAAP Audit	—
		o Report on Review of 2010 Internal Accounting Management System	—
		o Evaluation of Internal Accounting Management System Operation	Approved as proposed
		o Auditor’s Report for Fiscal Year 2010	Approved as proposed
		o Purchase of Mobile Phone Relay Devices for 2011	Approved as proposed
		o Construction of Network Facilities for 2011	Re
		o Construction of Mobile Phone Facilities for 2011	Approved as proposed

The third meeting of 2011	February 10, 2011	o Construction of Mobile Phone Facilities for 2011
Approved as proposed

The fourth meeting of 2011	March 11, 2011	o 2011 2Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		o Asset Management Transaction with Affiliated Company (SK Securities)	—

*	The line items that do not show approval are for reporting purpose only.
3. Shareholders’ Exercises of Voting Rights

A. Voting System and Exercise of Minority Shareholders’ Rights
Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4. Affiliated Companies
A. Capital Investments between Affiliated Companies

(As of December 31, 2010)	* Based on common shares

	Invested companies
	SK	SK	SK	SK	SK		SK	SK	SK	SK	SK
Investing company	Corporation	Energy	Telecom	Networks	Chemicals	SKC	C&C	E&C	Shipping	E&S	Gas
SK Corporation		33.4%	23.2%	39.1%		42.5%		40.0%	83.1%	67.5%
SK Energy
SK Telecom							4.1%
SK Networks
SK Chemicals								18.0%			45.5%
SKC
SK C&C	31.8%									32.5%
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	31.8%	33.4%	23.2%	39.1%	0.0%	42.5%	4.1%	58.0%	83.1%	100.0%	45.5%

	Invested companies
			SK
			Marketing
	SK		&			Encar	SK Mobile	SK	SK
Investing company	Securities	K-Power	Company	DOPCO	Natruck	network	Energy	Petrochemical	Lubricant	Zicos
SK Corporation		100.0%
SK Energy			50.0%	38.3%	67.3%	87.5%	100.0%	100.0%	100.0%
SK Telecom			50.0%
SK Networks	22.7%			4.6%
SK Chemicals
SKC	7.7%
SK C&C
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant										100.0%
SK Securities
SK Petrochemical
Entec
Total affiliated companies	30.4%	100.0%	100.0%	42.9%	67.3%	87.5%	100.0%	100.0%	100.0%	100.0%

	Invested companies
								SK
	Jeju United	M &		SK	Broadband	Broadband	Broadband	Communi	SK
Investing company	FC	Service	Green IS	Broadband	Media	D&M	CS	cations	I-Media
SK Corporation
SK Energy	100.0%		84.3%
SK Telecom				50.6%				64.7%
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Marketing & Company		100.0%
SK D&D
SK Communications									100.0%
SK Broadband					100.0%	100.0%	100.0%
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	100.0%	100.0%	84.3%	50.6%	100.0%	100.0%	100.0%	64.7%	100.0%

	Invested companies
	NTREEV	SK	Commerce	PS &	F&U	Loen	Network			SK
Investing company	Soft	Telink	Planet	Marketing	Credit Info	Entertainment	O&S	Service Ace	Service Top	Wyverns
SK Corporation
SK Energy
SK Telecom	63.7%	83.5%	100.0%	100.0%	50.0%	63.5%	100.0%	100.0%	100.0%	100.0%
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities					40.0%
SK Petrochemical
Entec
Total affiliated companies	63.7%	83.5%	100.0%	100.0%	90.0%	63.5%	100.0%	100.0%	100.0%	100.0%

	Invested companies
	Television								SKC
	Media			SKN	MRO	WS		SKC Air	Solmics
Investing company	Korea	Paxnet	I Platform	Service	Korea	Commerce	SK Pinx	Gas	Co., Ltd.	SK Telesys	SKW
SK Corporation
SK Energy
SK Telecom	51.0%	59.7%
SK Networks			100.0%	85.0%	51.0%	100.0%	100.0%
SK Chemicals
SKC								80.0%	48.7%	77.1%	60.0%
SK C&C
SK E&C
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	51.0%	59.7%	100.0%	85.0%	51.0%	100.0%	100.0%	80.0%	48.7%	77.1%	60.0%

	Invested companies
								Namwon
	Sumray							Sarang
	Corpo				Daejeon	Gwangju	SK	Electric	MKS		Pana Blu
Investing company	ration	Incyto	RealVest	SK Forest	Pure Water	Pure Water	D&D	Power	Guarantee	Green Biro	Co., Ltd.
SK Corporation
SK Energy
SK Telecom
SK Networks
SK Chemicals
SKC	83.5%	100.0%
SK C&C
SK E&C			100.0%	100.0%	32.0%	42.0%	45.0%
SK E&S
SK Gas										69.0%	80.4%
SK Marketing & Company
SK D&D								100.0%	100.0%
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	83.5%	100.0%	100.0%	100.0%	32.0%	42.0%	45.0%	100.0%	100.0%	69.0%	80.4%

	Invested companies
									PyongTaek
	Daehan City	Busan	Jeonnam	Gangwon			YN	Chungnam	Energy	Nuri
Investing company	Gas	City Gas	City Gas	City Gas	JBES	CCES	Energy	City Gas	Service	Solution
SK Corporation
SK Energy
SK Telecom
SK Networks
SK Chemicals
SKC
SK C&C										46.3%
SK E&C
SK E&S	51.3%	40.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
Entec
Total affiliated companies	51.3%	40.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	46.3%

Investing company	Invested companies
							Yeosu
							Expo	Korea	U base	Ever
	Indepen		SK				Environ	Sleep	Manufactu	Health
	dence	Infosec	Sci-tech	UB Care	SK Seentec	Entec	ment	Network	ring Asia	Care
SK Corporation
SK Energy
SK Telecom
SK Networks
SK Chemicals			50.0%	44.0%	100.0%	25.0%		43.0%
SKC
SK C&C	100.0%	100.0%
SK E&C						25.0%
SK E&S
SK Gas
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant									100.0%
SK Securities
SK Petrochemical								10.7%
Entec							58.7%
UB Care										100.0%
Total affiliated companies	100.0%	100.0%	50.0%	44.0%	100.0%	50.0%	58.7%	53.7%	100.0%	100.0%

VII. SHAREHOLDERS INFORMATION
1. Shareholdings of the Largest Shareholder and Related Persons
A. Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2010)	(Unit: Shares, %)

			Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of		Number of
Name	Relationship	Type of share	shares	Ownership ratio	shares	Ownership ratio
SK Corporation	Largest Shareholder	Common share	18,748,452	23.22	18,748,452	23.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	500	0.00	500	0.00
Shin Bae Kim	Officer of affiliated company	Common share	1,270	0.00	1,270	0.00
Man Won Jung	Officer of affiliated company	Common share	4,000	0.00	5,600	0.01
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Dal Sup Shim	Officer of affiliated company	Common share	-	-	500	0.00
Bang Hyung Lee	Officer of affiliated company	Common share	200	0.00	200	0.00
Total	—	Common share	18,755,260	23.23	18,757,360	23.23
B. Overview of the Largest Shareholder
SK Corporation is a holding company and as of December 31, 2010, has eight subsidiaries: SK Energy Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., K-Power Co., Ltd., SK Shipping Co., Ltd. and SKC Co., Ltd. SK Corporation also operates a life science business division within its holding company to nurture the division for future growth.
Details of SK Corporation’s subsidiaries are as follows:

Affiliates	Share Holdings	Book Value	Industry	Description
SK Energy Co., Ltd.	33.4%	4,187,385	Energy	Publicly Listed
SK Telecom Co., Ltd.	23.2%	2,839,269	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	1,198,126	Trading, Energy Sale	Publicly Listed
K-Power Co., Ltd.	100.0%	659,959	Power Generation	Privately Held
SK E&C Co., Ltd.	40.0%	457,453	Construction	Privately Held

Affiliates	Share Holdings	Book Value	Industry	Description
SK E&S Co., Ltd.	67.5%	419,155	Gas Company Holdings	Privately Held
SK Shipping Co., Ltd.	83.1%	485,350	Ocean Freight	Privately Held
SKC Co., Ltd.	42.5%	301,774	Synthetic Resin Manufacturing	Publicly Listed

*	The above share holdings are based on common stock holdings as of December 31, 2010.

SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation. The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2010. SK Energy Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.

*	SK Energy Co., Ltd.’s company name has been changed to SK Innovation Co.,Ltd. as of January 1, 2011.
2. Changes in shareholdings of the Largest Shareholder
Changes in shareholdings of the largest shareholder are as follows.

				(Unit: Shares, %)

	Date of the change in the
	largest shareholder/
Largest	Date of change in	Shares
Shareholder	shareholding	Held	Holding Ratio	Remarks
SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008
	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owned 100 shares of the Company stock)
	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.
	May 26, 2010	18,756,760	23.23	Man Won Jung, the CEO, purchased 1,500 shares
	July 20, 2010	18,756,860	23.23	Man Won Jung, the CEO, purchased 100 shares
	September 17, 2010	18,757,360	23.23	Dal Sup Shim, an Independent Director, purchased 500 shares

*	Shares held are the sum of shares held by SK Corporation and its related parties.

3. Distribution of Shares
A. Shareholders with ownership of 5% or more and others

(As of December 31, 2010)	(Unit: shares, %)

		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	Citibank ADR	24,321,893	30.12	—	—	24,321,893	30.12
2	SK Corporation	18,748,452	23.22	—	—	18,748,452	23.22
3	SK Telecom	9,650,712	11.95	—	—	9,650,712	11.95
Shareholdings under the Employee Stock Ownership Program		333,777	0.41	—	—	333,777	0.41
On July 22, 2010, the Company publicly disclosed its decision to acquire shares of treasury stock. The Company acquired 1,250,000 shares of its common stock on KRX from July 26, 2010 through October 20, 2010. Please refer to the result of treasury stock acquisition disclosed on October 21, 2010 through the Korean Financial Supervisory Service. As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.
B. Shareholder Distribution
(As of December 31, 2010)

	Number of		Number of
Classification	shareholders	Ratio (%)	shares	Ratio (%)	Remarks
Total minority shareholders	28,518	99.97%	22,610,527	28.00%	—
Total	28,525	100.00%	80,745,711	100.00%	—

4. Share Price and Trading Volume in the Last Six Months
A. Domestic Securities Market
(Unit: Won, shares)

		December	November	October	September	August	July
Types		2010	2010	2010	2010	2010	2010
Common	Highest	180,500	175,000	177,500	171,500	169,000	167,000
stock	Lowest	171,500	168,500	170,500	163,500	161,500	158,500
Monthly transaction volume		2,953,877	2,746,540	2,569,829	2,555,336	2,985,441	3,629,584
B. Domestic Securities Market

New York Stock Exchange	(Unit: US$, ADR)

		December	November	October	September	August	July
Types		2010	2010	2010	2010	2010	2010
Depository	Highest	19.13	19.07	18.96	17.48	16.85	16.38
Receipt	Lowest	18.47	17.83	17.74	16.62	15.82	14.84
Monthly transaction volume		18,537,032	18,813,668	24,100,490	32,818,880	24,784,714	25,226,750
VIII. EMPLOYEES

(As of December 31, 2010)	(Unit: persons, in millions of Won)

						Aggregate
						wage for the
	Number of employees				Average	year ended	Average
	Regular	Contract			service	December	wage per
Classification	employees	employees	Others	Total	year	31, 2010	person	Remarks
Male	3,758	51	—	3,809	11.8	259,641	66	—
Female	607	5	—	612	10.1	33,324	52	—
Total	4,365	56	—	4,421	11.6	292,965	64	—

IX. TRANSACTIONS WITH PARTIES WITH INTERESTS
     1. Loans to the Largest Shareholder and Related Persons

(As of December 31, 2010)		(Unit: in millions of Won)

Name
Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	2,982	—	575	2,407	—	—
     2. Transfer of Assets to/from the Largest Shareholder and Other Transactions
     A. Investment and Disposition of Investment

(As of December 31, 2010)			(Unit: shares)

Name (Corporate		Investment	Change details
name)	Relationship	category	Beginning	Increase	Decrease	Ending	Remarks
SK China Company Limited(HK)	Investee	Stock	94,960	648,000	22,960	720,000	- Purchaser: SK Corporation
- Date of transaction: July 30, 2010
- Number of shares disposed: 22,960
- Price of disposition per share: $57.96

*	720,000 shares as of December 31, 2010 include shares purchased from persons other than the largest shareholder after disposition of 22,960 shares to SK Corporation.
B. Transfer of Assets

(Units: in thousands of Won)

		Details
Name (Corporate	Relation-	Transferred	Purpose of	Date of	Amount Transferred From Largest	Amount Transferred to Largest
Name)	ship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	2010-02-25	—	235,909	—
SK Telesys	Affiliated Company	2G devices not in use	Sale of devices not in use	2010-03-31	—	381,453	—
PS & Marketing Co., Ltd.	Affiliated Company	Network asset	Sale of asset not in use	2010-03-31	—	82,701	—

(Units: in thousands of Won)

		Details
					Amount Transferred	Amount
Name					From	Transferred
(Corporate	Relation-	Transferred	Purpose of	Date of	Largest	to Largest
Name)	ship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
SK Broadband	Affiliated Company	Used asset	Sale of asset not in use	2010-04-23	—	18,204	—
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	2010-05-19	—	101,091	—
SK Telesys	Affiliated Company	2G devices not in use	Sale of devices not in use	2010-06-30	—	53,708	—
SK Networks	Affiliated Company	Handset devices not in use	Sale of asset not in use	2010-06-23	—	144,000	—
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	2010-07-20	—	9,091	—
SK Networks	Affiliated Company	Used asset	Sale of asset not in use	2010-07-21		9,255
SK Networks	Affiliated Company	Used asset	Sale of asset not in use	2010-07-21		14,317
SK Networks	Affiliated Company	Used asset	Sale of asset not in use	2010-07-31		2,647
SK Networks	Affiliated Company	Network asset	Sale of asset not in use	2010-08-23		8,396
SK Networks	Affiliated Company	Network asset	Sale of asset not in use	2010-08-26		9,004
SK Networks	Affiliated Company	Network asset	Sale of asset not in use	2010-08-27		536
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	2010-09-14		15,455
SK Networks	Affiliated Company	Handset devices not in use	Sale of asset not in use	2010-12-31		214,817
Total					—	1,300,582	—
     3. Transactions with Parties with Interests (excluding the Largest Shareholder and Related Persons)
     A. Provisional Payment and Loans (including loans on marketable securities)

Agents			(Unit: in millions of Won)

Change details
Name (Corporate		Account					Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Midus and others	Agency	Long-term and short-term loans	73,490	228,979	224,485	77,985	—	—

(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	—	30,224	—	30,224	—	—
X. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS
     1. Developments in the Items mentioned in prior Reports on Important Business Matters
     A. Status and Progress of Major Management Events

Date of
Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value
1. On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
2. On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
3. On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
4. On October 26 and October 29, 2010, all trust agreements for the acquisition of treasury shares terminated (aggregate amount: Won 982 billion).

     B. Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)
1. Approval of the financial statements for the year ended December 31, 2006
2. Remuneration limit for Directors
3. Election of Directors
- Election of inside directors
- Election of independent directors as Audit Committee members
Approved (Cash dividend, Won 7,000 per share) Approved (Won 12 billion) Approved (Jung Nam Cho, Sung Min Ha) Approved (Dal Sup Shim)

Date	Agenda	Resolution
24th Fiscal Year Meeting of Shareholders (March 14, 2008)
1. Approval of the Financial Statements for the year ended December 31, 2007
2. Amendment to Articles of Incorporation
3. Approval of Remuneration Limit for Directors
4. Election of Directors
- Election of inside directors
- Election of independent directors
- Election of independent directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Shin Bae Kim, Young Ho Park) Approved (Rak Yong Uhm, Jay Young Chung) Approved (Jae Ho Cho)

25[t]h Fiscal Year Meeting of Shareholders (March 13, 2009)
1. Approval of the financial statements for the year ended December 31, 2008
2. Approval of Remuneration Limit for Directors
3. Amendment to Company Regulation on Executive Compensation
4. Election of Directors
- Election of inside directors
- Election of independent directors
- Election of independent directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved (Won 12 billion) Approved Approved (Jae Won Chey, Man Won Jung) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim)

26th Fiscal Year Meeting of Shareholders (March 12, 2010)
1. Approval of the financial statements for the year ended December 31, 2009
2. Amendment to Articles of Incorporation
3. Approval of Remuneration Limit for Directors
4. Election of Directors
- Election of inside directors
- Election of independent directors
- Election of independent directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Ki Haeng Cho) Approved (Dal Sup Shim) Approved (Dal Sup Shim, Jay Young Chung)

27th Fiscal Year Meeting of Shareholders (March 11, 2011)
1. Approval of the financial statements for the year ended December 31, 2010
2. Approval of Remuneration Limit for Directors
3. Amendment to Company Regulation on Executive Compensation
4. Election of Directors
- Election of inside directors
- Election of independent directors
- Election of independent directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share)

Approved
Approved (Won 12 billion)

Approved (Sung Min Ha, Jin Woo So)
Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)
Approved (Jay Young Chung, Jae Ho Cho)

2. Contingent Liabilities
A. Material Legal Proceedings
(1) Claim for Copyright License Fees regarding “Coloring” Services
     On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment on February 18, 2011 against the Company ordering the Company to pay Won 570 million to KOMCA. The Company appealed the judgment to the appellate court on February 28, 2011. The Company plans to vigorously defend itself in the appellate court by emphasizing the character of service fees for Coloring services and the abuse of copyright by monopolistic or oligopolistic businesses. While the Company does not expect immediate impact on its business and financial condition from the litigation because the judgment amount is Won 570 million and the final outcome of the litigation has not been decided, the Company may be required to pay on-going license fees in the future if it loses in the final judgment.

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.
B. Other Matters
The Company has no other blank bills, mortgage bills, assumption of debt agreement or other contingent liabilities.
3. Status of sanctions, etc.
A. Status of sanctions
The Company was sanctioned with a fine of Won 50 million on December 30, 2008 for a violation of Telecommunications Law involving its mismanagement of privacy policy. The Company continues to improve related system security and is implementing system enhancements, such as introduction of scanning devices, to avoid unnecessary keeping of applications at the distributor level.
Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Commission, on April 23, 2009, ordered the Company to improve its work procedures. The Company completed the upgrade of the related computer system to prevent illegal messages on October 10, 2009.

On September 2, 2009, the Korea Communications Commission ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless internet services. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 8, 2009.
On October 13, 2009, the Korea Communications Commission imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company implemented the improved work procedures to strengthen identification process at the time of subscription for mobile telephone services in January 2010.
On December 2, 2010, the Korea Communications Commission imposed on the Company a fine of Won 6.2 billion and issued a correction order in a case relating to the obstruction of subscribers’ utilization of wireless internet services. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 9, 2011.
In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correctional order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.
Also on February 3, 2009, the Company received a correctional order and a fine of Won 500 million from the Fair Trade Commission of Korea involving an unfair trade interference practice including refusal of applications for subscription for certain PDA phones distributed by third party manufacturers. The Company filed a suit at the Seoul High Court, which found in favor of the Company and cancelled the Fair Trade Commission’s correctional order and fine. On August 19, 2010, the Supreme Court of Korea rejected the appeal by the Fair Trade Commission of Korea and finally confirmed the Seoul High Court’s decision. Accordingly, the Fair Trade Commission’s correctional order was cancelled and the Company was refunded the fine and interest in the amount of Won 538 million.
On April 8, 2010, the Company received a correctional order from the Fair Trade Commission of Korea for a violation of the Act on Fair Labeling and Advertising relating to 11th Street (the Company’s online shopping mall). In response thereto, the Company has been taking efforts to prevent a repetitive violation including thorough pre-review of the advertisement and marketing activities of 11th Street and appropriate education for relevant employees.
B. Other important matters that occurred after December 31, 2010
(1) Additional sale of SK C&C stock

     On February 11, 2011, the Company sold entire 2,050,000 shares (ownership interest 4.1%) of SK C&C Co., Ltd. (“SK C&C”) held by the Company, at a price of Won 97,900 per share (total sales price of Won 200,695 million).

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
AND INDEPENDENT AUDITORS’ REPORT
Audit • Tax • Consulting • Financial Advisory •

Deloitte Anjin LLC 14 Fl., Hanwha Securities Bldg., 23-5 Yoido-dong, Youngdeungpo-gu, Seoul 150-717, Korea Tel: +82 2 6676 1000 Fax: +82 2 6674 2114 www.deloitteanjin.co.kr
Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have audited the accompanying non-consolidated statements of financial position of SK Telecom Co., Ltd. (the “Company”) as of December 31, 2010 and 2009, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations, changes in its retained earnings and its stockholders’ equity, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers of the financial statements.
Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.
Member of Deloitte Touche Tohmatsu

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
/s/ Deloitte Anjin LLC
February 25, 2011
Notice to Readers
This report is effective as of February 25, 2011, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the auditors’ report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
	(In millions)				(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Notes 2 and 11)	~~W~~	357,470	~~W~~	420,576	$316,177	$371,994
Short-term financial instruments (Note 18)		299,500		178,057	264,904	157,489
Short-term investment securities (Notes 2 and 3)		393,811		370,182	348,320	327,421
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~151,208 million as of December 31, 2010 and ~~W~~142,702 million as of December 31, 2009 (Notes 2, 11 and 21)		1,453,061		1,557,514	1,285,212	1,377,600
Short-term loans, net of allowance for doubtful accounts of ~~W~~1,077 million as of December 31, 2010 and ~~W~~933 million as of December 31, 2009 (Notes 2, 5 and 21)		81,126		66,888	71,755	59,162
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~34,792 million and present value of ~~W~~1,252 million as of December 31, 2010 and ~~W~~26,059 million and ~~W~~8,478 as of December 31, 2009 (Notes 2, 11 and 21)		2,499,969		2,032,757	2,211,188	1,797,945
Inventories (Note 2)		9,019		22,656	7,977	20,039
Prepaid expenses		139,129		112,762	123,058	99,736
Current deferred income tax assets, net (Notes 2 and 15)		182,516		194,825	161,433	172,320
Accrued income and other		67,262		26,835	59,492	23,734

Total Current Assets		5,482,863		4,983,052	4,849,516	4,407,440

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 6 and 20)		5,027,567		5,196,521	4,446,813	4,596,251
Intangible assets, net (Notes 2 and 7)		2,513,723		2,665,936	2,223,353	2,357,983
Long-term financial instruments (Note 18)		69		6,519	61	5,766
Long-term investment securities (Notes 2 and 3)		1,517,029		2,420,262	1,341,791	2,140,688
Equity securities accounted for using the equity method (Notes 2 and 4)		3,424,106		2,680,872	3,028,574	2,371,194
Long-term loans, net of allowance for doubtful accounts of ~~W~~23,730 million as of December 31, 2010 and ~~W~~24,250 million as of December 31, 2009 (Notes 2, 5 and 21)		69,667		64,216	61,619	56,798
Long-term accounts receivable — other, net of present value		527,084		761,647	466,198	673,666
Guarantee deposits (Notes 11 and 21)		164,983		172,021	145,925	152,150
Long-term currency swap (Notes 2 and 23)		139,577		223,173	123,454	197,393
Long-term deposits and other		93,244		123,414	82,474	109,159

Total Non-current Assets		13,477,049		14,314,581	11,920,262	12,661,048

TOTAL ASSETS	~~W~~	18,959,912	~~W~~	19,297,633	$16,769,779	$17,068,488

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
DECEMBER 31, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
	(In millions)				(In thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable (Notes 11 and 21)	~~W~~	1,281,423	~~W~~	1,136,475	$1,133,401	$1,005,196
Income tax payable		243,263		381,940	215,163	337,821
Accrued expenses (Notes 2 and 22)		1,112,300		934,372	983,814	826,439
Withholdings		348,093		250,656	307,883	221,702
Current portion of long-term debt, net (Notes 2 and 8)		1,208,555		513,277	1,068,950	453,986
Current portion of subscription deposits		5,611		6,804	4,963	6,018
Currency swap (Notes 2 and 23)		7,848		35,145	6,941	31,085
Interest swap (Notes 2 and 23)		7,546		1,173	6,674	1,038
Advanced receipts and other		45,324		34,791	40,089	30,772

Total Current Liabilities		4,259,963		3,294,633	3,767,878	2,914,057

NON-CURRENT LIABILITIES:
Bonds payable, net (Notes 2 and 8)		2,839,751		3,349,216	2,511,720	2,962,335
Long-term borrowings (Notes 2 and 9)		113,890		816,760	100,734	722,413
Subscription deposits (Note 10)		5,219		5,480	4,616	4,847
Long-term payables — other, net of present value discount of ~~W~~2,457 million as of December 31, 2010 and ~~W~~5,837 million as of December 31, 2009 (Note 2)		50,643		164,163	44,793	145,200
Accrued severance indemnities, net (Note 2)		25,048		25,155	22,155	22,249
Non-current deferred income tax liabilities, net (Notes 2 and 15)		10,802		210,859	9,554	186,502
Long-term currency swap (Notes 2 and 23)		9,718		18,281	8,595	16,169
Long-term interest swap (Notes 2 and 23)		5,043		16,215	4,460	14,342
Guarantee deposits received and other (Note 21)		185,418		155,421	164,001	137,468

Total Non-current Liabilities		3,245,532		4,761,550	2,870,628	4,211,525

Total Liabilities		7,505,495		8,056,183	6,638,506	7,125,582

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 12)		44,639		44,639	39,483	39,483
Capital surplus (Notes 2, 8 and 12)		3,031,780		3,032,009	2,681,567	2,681,769
Capital adjustments:
Treasury stock (Notes 1 and 14)		(2,202,439)		(1,992,083)	(1,948,027)	(1,761,970)
Loss on disposal of treasury stock (Note 14)		(716)		(716)	(633)	(633)
Equity method in capital adjustments (Notes 2 and 4)		(88,233)		(52,626)	(78,041)	(46,547)
Other capital adjustments (Note 27)		(662,983)		(662,983)	(586,399)	(586,399)
Accumulated other comprehensive income (loss) (Note 16):
Unrealized gains on valuation of long-term investment securities, net (Notes 2 and 3)		801,282		1,003,145	708,723	887,268
Equity in other comprehensive loss of affiliates, net (Notes 2 and 4)		(92,659)		(84,809)	(81,956)	(75,012)
Gain (Loss) on valuation of currency swap, net (Notes 2 and 23)		(60,749)		6,516	(53,732)	5,763
Loss on valuation of interest swap, net (Notes 2 and 23)		(5,720)		(10,932)	(5,059)	(9,669)
Retained earnings:
Appropriated (Note 13)		9,350,386		8,890,053	8,270,285	7,863,128
Unappropriated		1,339,829		1,069,237	1,185,062	945,725

Total Stockholders’ Equity		11,454,417		11,241,450	10,131,273	9,942,906

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	18,959,912	~~W~~	19,297,633	$16,769,779	$17,068,488

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
	(In millions except for per share data)				(In thousands except for per share data)
OPERATING REVENUE (Notes 2 and 21)	~~W~~	12,459,990	~~W~~	12,101,184	$11,020,688	$10,703,329

OPERATING EXPENSES (Note 21):
Labor cost		(497,079)		(460,906)	(439,659)	(407,665)
Commissions paid		(4,960,782)		(4,594,727)	(4,387,743)	(4,063,972)
Depreciation and amortization (Notes 2, 6 and 7)		(2,042,681)		(1,895,880)	(1,806,723)	(1,676,880)
Network interconnection		(1,030,380)		(1,068,243)	(911,357)	(944,846)
Leased line		(189,060)		(332,824)	(167,221)	(294,378)
Advertising		(258,737)		(265,498)	(228,849)	(234,829)
Research and development		(264,417)		(233,469)	(233,873)	(206,500)
Rent		(295,226)		(277,018)	(261,123)	(245,019)
Frequency usage		(176,890)		(157,400)	(156,457)	(139,218)
Repair		(181,263)		(160,571)	(160,325)	(142,023)
Cost of goods sold		(108,870)		(35,979)	(96,294)	(31,823)
Other		(419,613)		(439,332)	(371,142)	(388,583)

Sub-total		(10,424,998)		(9,921,847)	(9,220,766)	(8,775,736)

OPERATING INCOME		2,034,992		2,179,337	1,799,922	1,927,593

OTHER INCOME:
Interest income (Note 3)		210,248		157,104	185,961	138,956
Foreign exchange and translation gains (Note 2)		22,885		99,080	20,241	87,635
Equity in earnings of affiliates (Note 4)		74,318		63,804	65,733	56,434
Gain on valuation of short-term investment securities (Note 3)		—		14,086	—	12,459
Gain on disposal of property and equipment and intangible assets		7,774		24,547	6,876	21,711
Gain on valuation of derivative (Note 18)		7,951		109,306	7,033	96,680
Other		237,905		318,517	210,424	281,724

Sub-total		561,081		786,444	496,268	695,599

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
	(In millions except for				(In thousands except for
	per share data)				per share data)
OTHER EXPENSES:
Interest and discounts		(~~W~~275,790)		(~~W~~304,569)	($243,932)	($269,387)
Donations		(122,987)		(70,765)	(108,780)	(62,591)
Foreign exchange and translation losses (Note 2)		(11,393)		(176,076)	(10,077)	(155,737)
Equity in losses of affiliates (Note 4)		(181,077)		(295,332)	(160,160)	(261,217)
Loss on disposal of account receivable — other (Note 20)		—		(28,711)	—	(25,394)
Loss on disposal of property, equipment and intangible assets		(55,982)		(83,034)	(49,515)	(73,442)
Loss on valuation of derivative (Note 17)		(19,198)		(119,696)	(16,980)	(105,869)
External research and development cost		(80,474)		(55,528)	(71,178)	(49,114)
Other		(32,318)		(174,726)	(28,585)	(154,543)

Sub-total		(779,219)		(1,308,437)	(689,207)	(1,157,294)

INCOME BEFORE INCOME TAX		1,816,854		1,657,344	1,606,983	1,465,898

PROVISION FOR INCOME TAX (Notes 2 and 15)		(405,886)		(369,004)	(359,001)	(326,379)

NET INCOME	~~W~~	1,410,968	~~W~~	1,288,340	$1,247,982	$1,139,519

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 17)	~~W~~	19,612	~~W~~	17,808	$17.35	$15.75

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 17)	~~W~~	19,312	~~W~~	17,599	$17.08	$15.57

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF
APPROPRIATIONS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
	(In millions)				(In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Beginning of year	~~W~~	1,206	~~W~~	1,762	$1,068	$1,558
Interim dividends (Note 19)		(72,345)		(72,345)	(63,988)	(63,988)
Retirement of treasury stock		—		(92,477)	—	(81,795)
Changes in retained earning from equity method accounting		—		(56,043)	—	(49,569)
Net income		1,410,968		1,288,340	1,247,982	1,139,519

End of year		1,339,829		1,069,237	1,185,062	945,725

TRANSFER FROM VOLUNTARY RESERVES:
Reserve for research and manpower development (Note 13)		123,334		376,667	109,087	333,157

APPROPRIATIONS:

Reserve for research and manpower development (Note 13)		—		(363,000)	—	(321,068)
Reserve for business expansion (Note 13)		(490,000)		(474,000)	(433,398)	(419,246)
Reserve for technology development (Note 13)		(374,000)		—	(330,798)	—
Cash dividends (Note 19)		(597,198)		(607,698)	(528,213)	(537,500)

		(1,461,198)		(1,444,698)	(1,292,409)	(1,277,814)

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	~~W~~	1,965	~~W~~	1,206	$1,740	$1,068

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

						Accumulated
						other				Total
	Common		Capital		Capital	comprehensive		Retained		stockholders'
(In millions of Korean won)	stock		surplus		adjustments	income		earnings		equity
Balance, January 1, 2009	~~W~~	44,639	~~W~~	2,957,095	(~~W~~2,147,530)	~~W~~	373,785	~~W~~	9,501,018	~~W~~	10,729,007
Cash dividends		—		—	—		—		(609,203)		(609,203)
Interim dividends (Note 19)		—		—	—		—		(72,345)		(72,345)
Net income		—		—	—		—		1,288,340		1,288,340
Conversion right (Note 8)		—		73,622	—		—		—		73,622
Treasury stock (Note 14)		—		(722)	62,821		—		(92,476)		(30,377)
Unrealized loss on valuation of long-term investment securities, net (Notes 3, 15 and 16)		—		—	—		589,875		—		589,875
Equity in other comprehensive income changes of affiliates, net (Notes 4, 15 and 16)		—		2,014	48,397		(79,985)		(56,044)		(85,618)
Difference between the acquisition cost and net book value incurred from the business acquisition between companies under common control (Notes 15 and 16)		—		—	(672,096)		—		—		(672,096)
Gain on valuation of currency swap, net (Notes 15, 16 and 23)		—		—	—		15,048		—		15,048
Gain on valuation of interest swap, net (Notes 15, 16 and 23)		—		—	—		15,197		—		15,197

Balance, December 31, 2009	~~W~~	44,639	~~W~~	3,032,009	(~~W~~2,708,408)	~~W~~	913,920	~~W~~	9,959,290	~~W~~	11,241,450

Balance, January 1, 2010	~~W~~	44,639	~~W~~	3,032,009	(~~W~~2,708,408)	~~W~~	913,920	~~W~~	9,959,290	~~W~~	11,241,450
Cash dividends		—		—	—		—		(607,698)		(607,698)
Interim dividends (Note 19)		—		—	—		—		(72,345)		(72,345)
Net income		—		—	—		—		1,410,968		1,410,968
Treasury stock (Note 14)		—		—	(210,356)		—		—		(210,356)
Unrealized loss on valuation of long-term investment securities, net (Notes 3, 15 and 16)		—		—	—		(201,863)		—		(201,863)
Equity in other comprehensive income changes of affiliates, net (Notes 4, 15 and 16)		—		(229)	(35,607)		(7,850)		—		(43,686)
Gain on valuation of currency swap, net (Notes 15, 16 and 23)		—		—	—		(67,265)		—		(67,265)
Gain on valuation of interest swap, net (Notes 15, 16 and 23)		—		—	—		5,212		—		5,212

Balance, December 31, 2010	~~W~~	44,639	~~W~~	3,031,780	(~~W~~2,954,371)	~~W~~	642,154	~~W~~	10,690,215	~~W~~	11,454,417

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

				Accumulated
				other		Total
	Common	Capital	Capital	comprehensive	Retained	stockholders'
(In thousands of U.S. dollars)	stock	surplus	adjustments	income	earnings	equity
Balance, January 1, 2009	$39,483	$2,615,509	($1,899,460)	$330,608	$8,403,518	$9,489,658
Cash dividends	—	—	—	—	(538,832)	(538,832)
Interim dividends (Note 19)	—	—	—	—	(63,988)	(63,988)
Net income	—	—	—	—	1,139,519	1,139,519
Conversion right (Note 8)	—	65,118	—	—	—	65,118
Treasury stock (Note 14)	—	(639)	55,565	—	(81,794)	(26,868)
Unrealized loss on valuation of long-term investment securities, net (Notes 3, 15 and 16)	—	—	—	521,736	—	521,736
Equity in other comprehensive income changes of affiliates, net (Notes 4, 15 and 16)	—	1,781	42,806	(70,746)	(49,570)	(75,729)
Difference between the acquisition cost and net book value incurred from the business acquisition between companies under common control (Notes 15 and 16)	—	—	(594,460)	—	—	(594,460)
Gain on valuation of currency swap, net (Notes 15, 16 and 23)	—	—	—	13,310	—	13,310
Gain on valuation of interest swap, net (Notes 15, 16 and 23)	—	—	—	13,442	—	13,442

Balance, December 31, 2009	$39,483	$2,681,769	($2,395,549)	$808,350	$8,808,853	$9,942,906

Balance, January 1, 2010	$39,483	$2,681,769	($2,395,549)	$808,350	$8,808,853	$9,942,906
Cash dividends	—	—	—	—	(537,500)	(537,500)
Interim dividends (Note 19)	—	—	—	—	(63,988)	(63,988)
Net income	—	—	—	—	1,247,982	1,247,982
Treasury stock (Note 14)	—	—	(186,057)	—	—	(186,057)
Unrealized loss on valuation of long-term investment securities, net (Notes 3, 15 and 16)	—	—	—	(178,545)	—	(178,545)
Equity in other comprehensive income changes of affiliates, net (Notes 4, 15 and 16)	—	(202)	(31,494)	(6,944)	—	(38,640)
Gain on valuation of currency swap, net (Notes 15, 16 and 23)	—	—	—	(59,495)	—	(59,495)
Gain on valuation of interest swap, net (Notes 15, 16 and 23)	—	—	—	4,610	—	4,610

Balance, December 31, 2010	$39,483	$2,681,567	($2,613,100)	$567,976	$9,455,347	$10,131,273

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	~~W~~	1,410,968	~~W~~	1,288,340	$1,247,982	$1,139,519

Expenses not involving cash payments:
Provision for severance indemnities		35,382		34,481	31,295	30,498
Depreciation and amortization		2,185,674		2,030,081	1,933,198	1,795,578
Allowance for doubtful accounts		64,600		116,072	57,138	102,664
Foreign translation loss		382		972	338	860
Equity in losses of affiliates		181,077		295,332	160,160	261,217
Loss on disposal of accounts receivable — other		—		28,711	—	25,394
Loss on disposal of property, equipment and intangible assets		55,982		83,034	49,515	73,442
Loss on valuation of derivative		19,198		119,696	16,980	105,869
Amortization of discounts on bonds and other		49,457		193,850	43,744	171,459

Sub-total		2,591,752		2,902,229	2,292,368	2,566,981

Income not involving cash receipts:
Foreign translation gain		(15,711)		(72,954)	(13,896)	(64,527)
Equity in earnings of affiliates		(74,318)		(63,804)	(65,733)	(56,434)
Gain on valuation of short-term investment securities		—		(14,086)	—	(12,459)
Gain on disposal of property, equipment and intangible assets		(7,774)		(24,547)	(6,876)	(21,711)
Gain on valuation of derivative		(7,951)		(109,306)	(7,033)	(96,680)
Other		(192,521)		(170,069)	(170,282)	(150,423)

Sub-total		(298,275)		(454,766)	(263,820)	(402,234)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		50,638		(76,425)	44,789	(67,597)
Accounts receivable — other		(469,686)		(816,259)	(415,431)	(721,970)
Inventories		9,143		(10,088)	8,087	(8,923)
Prepaid expenses		16,809		42,771	14,867	37,830
Accrued income and other		(79,659)		17,998	(70,457)	15,919
Long-term accounts receivable — other		234,563		(254,795)	207,468	(225,363)
Accounts payable		194,679		91,623	172,191	81,039
Income tax payable		(157,156)		68,881	(139,002)	60,924
Accrued expenses		168,355		274,601	148,908	242,881
Withholdings		116,286		(44,019)	102,853	(38,933)
Current portion of subscription deposits		(1,193)		(277)	(1,055)	(245)
Advanced receipts and other		10,532		10,010	9,315	8,854
Deferred income taxes		(91,280)		(228,392)	(80,736)	(202,010)
Severance indemnities payments		(17,867)		(26,122)	(15,803)	(23,105)
Deposits for group severance indemnities and other deposits		(18,192)		(8,049)	(16,091)	(7,119)
Dividends received from affiliate		12,533		6,817	11,085	6,030

Sub-total		(21,495)		(951,725)	(19,012)	(841,788)

Net Cash Provided by Operating Activities		3,682,950		2,784,078	3,257,518	2,462,478

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Korean won				Translation into U.S. dollars (Note 2)
	2010		2009		2010	2009
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Proceeds from disposal of property and equipment	~~W~~	17,586	~~W~~	60,393	$15,555	$53,417
Proceeds from disposal of intangible assets		5,139		4,897	4,545	4,331
Disposal of short-term investment securities, net		168,316		13,704	148,873	12,121
Collection of short-term loans		210,035		333,225	185,773	294,733
Proceeds from sales of long-term investment securities		697,431		1,966,854	616,868	1,739,655
Proceeds from sales of equity securities accounted for using the equity method		75,256		6,444	66,563	5,700
Collection of long-term loans		14,752		41,123	13,048	36,373
Decrease in guarantee deposits		89,605		25,653	79,254	22,690
Cash inflows from transaction of currency swap		1,254		86,094	1,109	76,148
Decrease in other non-current assets		21,989		11,135	19,449	9,849

Sub-total		1,301,363		2,549,522	1,151,037	2,255,017

Cash outflows for investing activities:
Acquisition of short-term financial instruments		(114,943)		(79,651)	(101,665)	(70,450)
Extension of short-term loans		(213,874)		(251,196)	(189,169)	(222,179)
Acquisition of property and equipment		(1,865,299)		(1,683,087)	(1,649,831)	(1,488,667)
Increase in intangible assets		(55,470)		(51,807)	(49,062)	(45,823)
Acquisition of long-term financial instruments		(50)		(6,500)	(44)	(5,749)
Acquisition of long-term investment securities		(58,762)		(489,338)	(51,974)	(432,813)
Acquisition of equity securities accounted for using the equity method		(991,130)		(451,702)	(876,641)	(399,524)
Extension of long-term loans		(30,224)		(15,379)	(26,733)	(13,603)
Increase in guarantee deposits and other		(117,544)		(125,908)	(103,966)	(111,364)
Cash outflows from transaction of currency swap		—		(177,848)	—	(157,304)
Cash outflows from business acquisition		—		(894,784)	—	(791,424)

Sub-total		(3,447,296)		(4,227,200)	(3,049,085)	(3,738,900)

Net Cash Used in Investing Activities		(2,145,933)		(1,677,678)	(1,898,048)	(1,483,883)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Increase in guarantee deposits received and other		53,657		16,572	47,459	14,658
Issuance of bonds		—		1,114,937	—	986,146

Sub-total		53,657		1,131,509	47,459	1,000,804

Cash outflows for financing activities:
Repayment of short-term borrowings		—		(746,849)	—	(660,578)
Repayment of bonds		(365,140)		(60,216)	(322,961)	(53,260)
Repayment of long-term borrowings		(200,000)		—	(176,897)	—
Repayment of current portion of long-term debts		(150,000)		(715,672)	(132,673)	(633,002)
Decrease in other non-current liabilities		(12,719)		(13,938)	(11,251)	(12,327)
Payment of dividends		(680,044)		(681,548)	(601,489)	(602,820)
Decrease in guarantee deposits received and other		(261)		—	(231)	—
Acquisition of treasury stock		(210,356)		(28,939)	(186,057)	(25,596)
Cash outflows from transaction of currency swap		(35,260)		(4,348)	(31,187)	(3,846)

Sub-total		(1,653,780)		(2,251,510)	(1,462,746)	(1,991,429)

Net Cash Used in Financing Activities		(1,600,123)		(1,120,001)	(1,415,287)	(990,625)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(63,106)		(13,601)	(55,817)	(12,030)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		420,576		434,177	371,994	384,024

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	~~W~~	357,470	~~W~~	420,576	$316,177	$371,994

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
1. GENERAL
SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company mainly provides wireless telecommunications in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the New York and London Stock Exchanges, respectively. As of December 31, 2010, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)
SK Group	18,748,452	23.22
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority shareholders	50,004,978	61.93
Treasury stock	9,650,712	11.95

	80,745,711	100.00

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying financial statements were approved by the Company’s board of directors on January 20, 2011. Significant accounting policies followed in preparing the accompanying financial statements are summarized as follows:
a. Basis of Presentation
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.
The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,130.60 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended December 31, 2010. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b. Cash Equivalents
Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible to cash without significant transaction cost, do not have significant risk of changes in interest rates, and with original maturities of three months or less.
c. Allowance for Doubtful Accounts
Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.
d. Inventories
Inventories, which consist mainly of replacement units for wireless telecommunication facilities, supplies for sales promotion and merchandise for e-commerce business, are stated at the lower of cost or market value, with cost determined using the moving average method. The Company maintains a perpetual inventory system, which is adjusted to physical inventory counts performed at year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There are no such losses recognized for the years ended December 31, 2010 and 2009.
e. Securities (Excluding Equity Securities Accounted for Using the Equity Method)
Debt and equity securities are initially recorded at their acquisition costs (fair value of consideration paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading and available-for-sale and in the case of debt securities into held-to-maturity securities as well depending on the acquisition purpose and nature.
Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.
Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in accumulated other comprehensive income (loss) and the unrealized gains or losses are reflected in net income when the securities are sold or if there is an objective evidence of impairment such as bankruptcy of investees. Equity securities are stated at acquisition cost if fair value cannot be reliably measured.
Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.
Trading securities are presented in the current asset section of the financial position, and available-for-sale and held-to-maturity securities are presented in the current asset section of the statements of financial position if their maturities are within one year; otherwise, such securities are recorded in the non-current section of the statements of financial position.

f. Equity Securities Accounted for Using the Equity Method
Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of stockholders’ equity of the investee. Differences between the purchase cost and net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized inter-company gains and losses are eliminated (See Note 4). In addition, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.
When the Company’s share of equity interest in the equity method investees increases as a result of capital transactions of the investees with (or without) consideration, the increase in the Company’s proportionate shares in the investees are treated as goodwill or negative goodwill and when the Company’s share of equity interest in the equity method investees decreases as a result of capital transactions of the investees with (or without) consideration, the decrease in the Company’s proportionate shares in the investees are accounted for as gain or loss on disposal. However, if equity method investees are subsidiaries, such differences in the Company’s proportionate shares in the investees are accounted for as increase (decrease) in capital surplus (or capital adjustments).
In translating the foreign currency statements of the Company’s foreign-based investees, the Company applies (a) the current rate of exchange at the end of the reporting period to the items in investee’s statements of financial position (except historical rates applied for stockholders’ equity), and (b) the average rate for the current period for items in the statements of income. After translating the items in the statements of financial position and income as noted above, the Company’s portion of the amount after deducting the translated total liabilities from translated total assets and equity is recorded as accumulated other comprehensive income (loss) in the Company’s stockholders’ equity.
g. Valuation of Long-term Accounts Receivable — Other
Long-term accounts receivable are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal receivable balances. Such imputed interest is included in operations using the effective interest rate method over the collection period.
h. Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.
Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4☐ 30 years) of the related assets.
Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

i. Intangible Assets
Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the years ended December 31, 2010 and 2009 are ~~W~~532,857 million and ~~W~~482,813 million, respectively.
j. Impairment Losses
When the recoverable amount of assets (that are not recorded at fair value) including investment assets (except for trading and available for sale investments in listed companies), property and equipment, and intangible assets is significantly less than the carrying value due to obsolescence, physical damage, decline in market value or other causes, the carrying value is reduced to the recoverable amount and any difference is charged to current operation as an impairment loss. The Company recorded such impairment loss of ~~W~~ 9,352 million and nil for the years ended December 31, 2010 and 2009, respectively.
k. Convertible Bonds
The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; and the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at the time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.
l. Discounts on Bonds
Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.
m. Valuation of Long-term Payables
Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.
n. Provisions, Contingent Liabilities and Contingent Assets
The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (See Note 22). When a possible range of loss in connection with a probable loss contingency as of the balance sheet date is estimable with reasonable certainty, and some amount within that range appears at the time to be a better estimate than any other amount within the range, the Company accrues such amount. When no amount within the range appears to be a better estimate than any other amount, the minimum in that range is recorded.
The Company does not recognize the following contingent obligations as liabilities:
–	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

–	Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.
o. Accrued Severance Indemnities
In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities upon termination of their employment based on length of service and rate of pay. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the end of the reporting period.
The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling ~~W~~84,668 million and ~~W~~66,476 million as of December 31, 2010 and 2009, respectively, are deducted from accrued severance indemnities.
Actual payment of severance indemnities amounted to ~~W~~17,867 million and ~~W~~26,122 million for the years ended December 31, 2010 and 2009, respectively.
p. Research and Development Costs
The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~264,417 million and ~~W~~233,469 million for the years ended December 31, 2010 and 2009, respectively. In addition, external research and development costs were ~~W~~80,474 million and ~~W~~55,528 million for the years ended December 31, 2010 and 2009, respectively.
q. Accounting for Foreign Currency Transactions and Translation
Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. at the end of the reporting period, which are ~~W~~1,138.90 and ~~W~~1,167.60 to US$1.00 at December 31, 2010 and 2009, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.

r. Derivative Instruments
The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as accumulated other comprehensive income (loss) and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.
s. Revenue Recognition
The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, sales price is fixed or determinable and collectability is reasonably assured.
The Company’s revenue is principally derived from telecommunication service including data services and wireless device sales. Telecommunication service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees are recognized when the activation service was performed.
Meanwhile, the Company recognizes sales revenues on a gross basis when the Company is the primary obligator in the transactions with customers and if the Company merely acts an agent for the buyer or seller from whom it earns a commission, then sales revenues are recognized on a net basis.
t. Income Tax
Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes (See Note 15).

u. Handset Subsidies
Effective April 1, 2008, the Telecommunication Business Act was revised to allow wireless carriers to provide handset subsidies to customers without any restrictions. As a result, the Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payments are made. In case where the customers agree to use the Company’s service for the predetermined service period and purchase handsets on installment basis, the subsidies are paid every month over the installment period and the Company provides provision for handset subsidies estimated to be paid based on the historical experience (See Note 22).
v. Use of Estimates
The Company’s management makes reasonable estimates and assumptions in preparing the financial statements in conformity with accounting principles generally accepted in the Republic of Korea. These estimates and assumptions can change according to additional experiences, changes in circumstances, new information and other and could differ from actual results.
w. Reclassification in the prior year’s financial statements
For the purpose of improving the quality of reporting, certain reclassifications have been made in the prior year’s financial statements to conform to the classifications used in the current year. The reclassification of prior year’s financial statements has no impact on equity or net income.

3. INVESTMENT SECURITIES
a. Short-term Investment Securities
Short-term investment securities as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

							December 31,
	December 31, 2010						2009
	Acquisition				Carrying		Fair value and
	cost		Fair value		amount		carrying amount
Trading securities (Note)	~~W~~	200,000	~~W~~	200,000	~~W~~	200,000	~~W~~	370,126
Current portion of long-term investment securities		71,868		193,811		193,811		56

Total	~~W~~	271,868	~~W~~	393,811	~~W~~	393,811	~~W~~	370,182

(Note)	The Company’s trading securities are all beneficiary certificates as of December 31, 2010, and the distribution arising from beneficiary certificates was as accounted for accrued income.
b. Long-term Investment Securities
Long-term investment securities as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

	December 31, 2010		December 31, 2009
Available-for-sale equity securities	~~W~~	1,710,439	~~W~~	2,026,921
Available-for-sale debt securities		401		393,397

Total		1,710,840		2,420,318
Less: current portion		(193,811)		(56)

Long-term portion	~~W~~	1,517,029	~~W~~	2,420,262

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

	December 31, 2010							Carrying amount
	Number of	Percentage	Acquisition					December		December
	shares	(%)	cost		Fair value			31, 2010		31, 2009
(Investments in listed companies)
SK C&C Co., Ltd.	2,050,000	4.1	~~W~~	68,559	~~W~~	178,760	(Note a)	~~W~~	178,760	~~W~~	201,600
Digital Chosunilbo Co., Ltd.	2,890,630	7.8		5,781		8,527			8,527		6,995
KRTnet Corporation	234,150	4.4		1,171		1,520			1,520		1,573
POSCO Corp.	2,481,310	2.8		332,662		1,209,639			1,209,639		1,533,450
nTels Co., Ltd.	205,200	6.2		34		871			871		1,161
IHQ, Inc.	3,790,770	9.4		3,830		6,823	(Note b)		6,823		—
Sprint Nextel	—	—		—		—	(Note c)		—		74,215

Sub-total				412,037		1,406,140			1,406,140		1,818,994

(Investments in non-listed companies)
The Korea Economic Daily	2,585,069	13.8		13,964	(Note d)				13,964		13,964
Skytel Co., Ltd.	1,130,834	17.0		1,251		14,811	(Note e)		14,811		—
Others				121,160	(Notes c, d & f)				4,902		5,601

Sub-total				136,375					33,677		19,565

(Investments in funds)
Global Opportunities Breakaway Fund				244,183		256,882	(Note g)		256,882		175,140
Others				13,740	(Note d)				13,740		13,222

Sub-total				257,923					270,622		188,362

Total				806,335					1,710,439		2,026,921
Less: current portion				(70,050)					(193,811)		—

Long-term portion			~~W~~	736,285				~~W~~	1,516,628	~~W~~	2,026,921

(Note a)	During the year ended December 31, 2009, the common stocks of SK C&C were listed on the Korea Exchange stock market through an initial public offering (“IPO”), Upon SK C&C’s IPO, the Company sold 10,500,000 shares for ~~W~~307,558 million (gain on disposal ~~W~~65,109 million). The Company additionally disposed 2,450,000 shares for ~~W~~202,333 million (gain on disposal ~~W~~145,762 million) during the year ended December 31, 2010. The Company recorded the residual investment of 2,050,000 shares at its market value of ~~W~~87,200 per share as of December 31, 2010. Meanwhile, the Company classified this security as short-term investment securities as the Company intends to dispose the security within one year. As of December 31, 2010, the Company accounted for accumulated gain on valuation of investments in the amount of ~~W~~99,620 million (net of tax effect ~~W~~31,805 million) as unrealized gain on valuation of investments and treated as other comprehensive income.

(Note b)	The Company disposed 11,170,014 shares during the year ended December 31, 2010. As a result, the Company reclassified the remaining shares from equity securities accounted for using the equity method to available-for-sale equity securities.

(Note c)	The investment in common stock of Sprint Nextel and others were sold during the year ended December 31, 2010 and the difference between the disposal price and acquisition cost was recorded as loss on disposal of long term investment securities.

(Note d)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(Note e)	For the year ended December 31, 2010, the Company entered into a transfer agreement regarding Skytel Co., Ltd.’s common stock. In accordance with the agreement, the Company sold 820,943 shares for the year ended December 31, 2010 and plans to dispose of its remaining shares in FY 2011. As a result, the Company reclassified the remaining shares from equity securities accounted for using the equity method to short-term investment securities and recorded the shares at their estimated selling price of ~~W~~14,810 million as of December 31, 2010.

(Note f)	During the year ended 31, 2009, the Company recorded ~~W~~6,245 million of impairment loss on investments in Mobinex Inc., Idea Culture Ltd., Alereon, Inc. as the Company deemed that the carrying amounts may not be recoverable in the future.

(Note g)	For the year ended December 31, 2009, the Company entered into a limited partnership agreement with overseas private fund. In accordance with the partnership agreement, the Company has contributed all of its total capital commitment of US $200 million. In addition, the difference between the fair value and the acquisition cost of ~~W~~9,905 million (net of tax effect of ~~W~~2,794 million) is recorded as unrealized gain on valuation of investment securities in other comprehensive income.
b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

				Carrying amount
				December		December
	Maturity	Acquisition cost		31, 2010		31, 2009
Public bonds	(Note a)	~~W~~	401	~~W~~	401	~~W~~	457
Closed beneficiary certificates			—		—		8
Bond-type beneficiary certificates			—		—		300,134
Subordinated bonds (Note b)			—		—		90,980
Convertible bonds of Magic Tech Network Co., Ltd. (Note c)	March 2011		1,818		—		1,818

Total			2,219		401		393,397
Less current portion			(1,818)		—		(56)

Long-term available-for-sale debt securities		~~W~~	401	~~W~~	401	~~W~~	393,341

The interest income incurred from available-for-sale debt securities for the year ended December 31, 2010 and 2009 amounted to ~~W~~20,930 million and ~~W~~289 million, respectively.

(Note a) The maturities of public bonds as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

Maturity	December 31, 2010		December 31, 2009
Within one year	~~W~~	—	~~W~~	56
After one year but within five years		401		401

	~~W~~	401	~~W~~	457

(Note b)	The Company purchased subordinated bonds issued by a special purpose company as part of the asset-backed securitization of accounts receivable-other resulting from its mobile phone financing plan. For the year ended December 31, 2010, all of the bonds were collected.

(Note c)	As of December 31, 2010, Magic Tech Network Co., Ltd is in a liquidation process. As the Company determined that there will likely be no consideration for the liquidation paid to the Company, it recognized the carrying amount of ~~W~~1,818 million as an impairment loss on investment securities during the current period.
b-(3). Changes in Unrealized Gains (Losses) on Investments in Common Stock
The changes in unrealized gains (losses) on investments in common stock for the year ended December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31, 2010
			Increase
	Beginning balance		(decrease)		Ending balance
Available-for-sales securities:
Unrealized gain on valuation of Investment securities	~~W~~	1,301,359	~~W~~	(270,264)	~~W~~	1,031,095
Unrealized loss on valuation of Investment securities		(12,520)		12,520		—

Sub-total		1,288,839		(257,744)		1,031,095
Less tax effect		(285,694)		55,881		(229,813)

Total	~~W~~	1,003,145	~~W~~	(201,863)	~~W~~	801,282

	For the year ended December 31, 2009
			Increase
	Beginning balance		(decrease)		Ending balance
Available-for-sales securities:
Unrealized gain on valuation of Investment securities	~~W~~	941,096	~~W~~	360,263	~~W~~	1,301,359
Unrealized loss on valuation of Investment securities		(401,945)		389,425		(12,520)

Sub-total		539,151		749,688		1,288,839
Less tax effect		(125,881)		(159,813)		(285,694)

Total	~~W~~	413,270	~~W~~	589,875	~~W~~	1,003,145

4. EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
Equity securities accounted for using the equity method of accounting as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

	December 31, 2010							Carrying Amount
		Ownership
	Number of	percentage	Acquisition		Net asset			December		December
	Shares	(%)	cost		value			31, 2010		31, 2009
SK Broadband Co., Ltd.	149,638,354	50.6	~~W~~	1,450,804	~~W~~	669,821		~~W~~	1,162,600	~~W~~	1,242,247
SK Communications Co., Ltd.	28,029,945	64.7		175,441		144,852			155,189		148,831
SK Telink Co., Ltd.	1,082,272	83.5		8,555		129,915	(Note a)		129,915		133,029
SK Marketing & Company Co., Ltd.	5,000,000	50		190,000		119,104			119,104		112,531
HanaSK Card Co., Ltd.	57,647,058	49		402,476		308,651	(Note b)		376,446		—
PS&Marketing Corporation	46,000,000	100		230,000		177,705	(Note c)		177,705		133,934
SK Wyverns Baseball Club Co., Ltd.	199,997	100		1,000		—			—		—
Paxnet Co., Ltd.	5,590,452	59.7		26,563		14,603			27,477		30,611
F&U Credit Information Co., Ltd.	300,000	50		2,410		4,068			4,487		4,481
TU Media Corp.	—	—		—		—	(Note a)		—		11,710
IHQ, Inc.	—	—		—		—	(Note d)		—		20,178
Ntreev Soft Co., Ltd.	2,064,970	63.7		33,196		8,072			8,072		7,708
Commerce Planet Co., Ltd.	29,396	100		8,251		532			532		139
Loen Entertainment, Inc.	16,054,812	63.5		57,874		51,524			51,524		40,234
Harex Info Tech, Inc.	—	—		—		—	(Note d)		—		62
SK Mobile	—	20		4,930		655			655		2,111
SKT Vietnam PTE Ltd.	180,476,700	73.3		191,273		23,381			23,381		26,264
Skytel Co., Ltd.	—	—		—		—	(Note e)		—		14,958
SK China Company Ltd.	720,000	22.5		49,529		47,397	(Note c)		46,573		3,919
SK Telecom China Co., Ltd.	—	100		7,340		9,218			9,218		9,443
TR Entertainment	—	42.2		10,953		2,202			5,832		7,560
ULand Company Ltd.	14,100,100	70.1		17,511		2,869			2,869		3,819
SKT Americas, Inc.	109	100		63,494		48,922	(Note c)		48,922		26,131
SK Telecom China Holding Co., Ltd.	—	100		34,251		27,844	(Note c)		27,844		23,396
SK USA, Inc.	49	49		3,184		5,972			5,972		5,498
Helio, Inc.	79,437	14.3		134		12	(Note f)		12		12
Korea IT Fund	190	63.3		190,000		226,633			226,633		220,957
1st Music Investment Fund of SK-PVC	1,385	69.3		1,000		678	(Note f)		678		4,695
2nd Music Investment Fund of SK-PVC	1,585	79.3		699		661	(Note f)		661		8,036
SK-KTB Music Investment Fund	—	—		—		—			—		13,538
Stonebridge Cinema Fund	120	45.6		12,000		7,564			7,564		8,255
Michigan Global Cinema Fund	40	36.4		4,000		3,526			3,526		3,651
3rd Fund of Isu Entertainment	25	31.3		2,500		1,687			1,687		1,635
SK Telecom Advanced Tech & Service Center	—	100		6,989		9,667			9,667		9,536
Cyworld China Holdings	10,500,000	53.8		10,272		—			—		—
Magic Tech Network Co., Ltd.	4,500	30		8,494		—	(Note g)		—		5,267
SK Telecom Global Investment B.V.	18,000	100		39,319		40,153			40,153		41,013
SKY Property Mgmt. Ltd.	22,980	60		283,368		267,977			267,977		264,850
Wave City Development Co. Ltd.	382,000	19.1		1,967		1,392			1,392		1,532

	December 31, 2010							Carrying Amount
		Ownership
	Number of	percentage	Acquisition		Net asset			December		December
	Shares	(%)	cost		value			31, 2010		31, 2009
Prmaxsoftware Tech. Co., Ltd.	—	97.2		11,665		100	(Note f)		100		2,432
BMC Digital Cultural Contents Fund	50	19.9	~~W~~	5,000	~~W~~	4,637		~~W~~	4,637	~~W~~	4,912
2nd Benex Focus investment Fund	200	66.7		20,000		18,408			18,408		19,782
K-net Culture & Contents Venture Fund	295	59		29,500		28,411	(Note c)		28,411		11,157
Open Innovation Fund	450	98.9		45,000		44,219	(Note c)		44,219		19,938
UniSK	49	49		3,475		4,714			4,714		4,247
SK Beijing Industrial Development Co., Ltd.	—	—		—		—			—		18,009
Cyworld Japan	—	—		—		—			—		66
Daehan Kanggun BcN Co., Ltd.	1,461,486	29		7,307		7,264			7,264		7,272
SK Telecom Europe Limited	690,000	100		1,286		1,286	(Note f)		1,286		1,286
SK Fans Co., Limited	312,245	51		13,775		4,017	(Note h)		12,738		—
SK Telecom Smart City Management Co., Ltd.	1,532,143	100		1,709		931	(Note h)		931		—
Service Ace Co., Ltd.	4,385,400	100		21,927		21,949	(Note h)		21,949		—
Service Top Co., Ltd.	2,856,200	100		14,281		14,650	(Note h)		14,650		—
Network O&S Co., Ltd.	3,000,000	100		15,000		17,023	(Note h)		17,023		—
YTK Investment Ltd.	—	100		41,686		36,886	(Note h)		36,886		—
Benex Sector Limited Partnership IV	2,500	49.7		25,000		24,837	(Note h)		24,837		—
KIF Stonebridge Fund	700	20.8		700		670	(Note h)		670		—
SK Technology Innovation Company	—	49		28,146		25,052	(Note h)		25,052		—
PT. Melon Indonesia	4,900,000	49		6,493		6,210	(Note h)		6,210		—
Packet One Network	979,474	27.2		121,119		48,171	(Note i)		116,527		—
Lightsquared Inc.	3,387,916	3.3		72,096		42,517	(Note j)		72,096		—
Television Media Korea Ltd.	18,564,000	51		18,568		18,328	(Note h)		18,328		—
JYP Entertainment	483,830	17.8		2,903		342	(Note k)		2,903		—

			~~W~~	4,036,413				~~W~~	3,424,106	~~W~~	2,680,872

(Note a)	During the year ended December 31, 2010, SK Telink Co., Ltd. merged with TU Media Corp. As a result, the ownership percentage of SK Telink Co., Ltd. was decreased from 90.8% to 83.5%.

(Note b)	The Company acquired 57,647,058 shares of HanaSK Card Co., Ltd. during the year ended December 31, 2010. As a result, the Company holds 49.0% ownership in HanaSK Card Co., Ltd.

(Note c)	During the year ended December 31, 2010, the Company made an additional investment of ~~W~~80,000 million, ~~W~~44,859 million, ~~W~~33,036 million, ~~W~~4,656 million, ~~W~~17,700 million and ~~W~~25,000 million in PS&Marketing Corporation, SK China Company Ltd., SKT Americas, Inc., SK Telecom China Holdings Co., Ltd., K-net Culture & Contents Venture Fund and Open Innovation Fund, respectively.

(Note d)	During the year ended December 31, 2010, the ownership percentage of IHQ Inc. decreased due to the Company’s disposal of 11,170,014 IHQ Inc.’s shares. Also, the Company’s ownership percentage of Harex Info Tech, Inc. decreased, as the Company did not participate in Harex Info. Tech, Inc.’s issuance of new stock. As a result, the Company reclassified its remaining shares of IHQ Inc. and Harex Info Tech, Inc. from the equity securities accounted for using the equity method to available-for-sale equity securities.

(Note e)	During the year ended December 31, 2010, the Company disposed 820,943 shares of Skytel Co., Ltd. As a result, the Company reclassified the remaining shares from equity securities accounted for using the equity method to short-term investment securities.

(Note f)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited is stated at their acquisition cost instead of amount valued using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

(Note g)	As of December 31, 2010, Magic Tech Network Co., Ltd is in a liquidation process. As the Company determined that there will likely be no consideration for the liquidation paid to the Company, it recognized the entire amount of carrying amount as an impairment loss on investment securities during the current period.

(Note h)	During the year ended December 31, 2010, the Company incorporated SK Fans Co., Limited, SK Telecom Smart City management Co., Ltd., Service Ace Co., Ltd., Service Top Co., Ltd., Network O&S Co., Ltd., YTK Investment Ltd., Benex Sector Limited Partnership IV, KIF Stonebridge Fund, SK Technology Innovation Company, PT. Melon Indonesia and Television Media Korea Ltd.

(Note i)	During the year ended December 31, 2010, the Company acquired 979,474 shares of convertible preferred stock of Packet One Network. As a result, the Company holds 27.2% ownership in Packet One Network.

(Note j)	During the year ended December 31, 2010, the Company acquired 3,387,916 shares of common stock of Lightsquared Inc. As a result, the Company holds 3.3% ownership and has an ability to exercise significant influence on Light squared Inc.

(Note k)	During the year ended December 31, 2010, the Company acquired 483,830 shares of common stock of JYP Entertainment resulting from the full liquidation of 1st Music Investment Fund of SK-PVC. As a result, the Company holds 17.8% ownership in JYP Entertainment.

Details of the changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2010 and 2009 are as follows (In millions of Korean won):

		For the year ended December 31, 2010

												Equity
							Equity in		Equity in other			method in				Other
		Beginning					earnings		comprehensive	Capital		capital		Dividend		increase		Ending
		balance		Acquisition			(losses)		income	Surplus		adjustments		received		(decrease)		balance
SK Broadband Co., Ltd.	(Note a)	~~W~~	1,242,247	~~W~~	—	~~W~~	(72,306)	~~W~~	(7,477)	~~W~~	—	~~W~~	136	~~W~~	—	~~W~~	—	~~W~~	1,162,600
SK Communications Co., Ltd.	(Note a)		148,831		—		5,287		590		(61)		542		—		—		155,189
SK Telink Co., Ltd.	(Notes a, b and c)		133,029		—		31,991		(97)		(167)		(30,737)		(7,363)		3,259		129,915
SK Marketing & Company Co., Ltd.	(Note a)		112,531		—		6,620		(47)		—		—		—		—		119,104
HanaSK Card Co., Ltd.	(Note a)		—		402,476		(25,902)		(128)		—		—		—		—		376,446
PS&Marketing Corporation	(Note a)		133,934		80,000		(35,067)		—		—		(1,162)		—		—		177,705
SK Wyverns Baseball Club Co., Ltd.	(Note a)		—		—		188		—		—		—		—		(188)		—
Paxnet Co., Ltd.	(Notes a and c)		30,611		—		(2,055)		—		—		—		(1,079)		—		27,477
F&U Credit information Co., Ltd.	(Note a)		4,481		—		6		—		—		—		—		—		4,487
TU Media Corp.	(Note b)		11,710		—		(1,024)		—		—		(7,427)		—		(3,259)		—
IHQ, Inc.	(Note d)		20,178		—		(2,867)		(16)		—		—		—		(17,295)		—
Ntreev Soft Co., Ltd.	(Note a)		7,708		—		418		(54)		—		—		—		—		8,072
Commerce Planet Co., Ltd.	(Note a)		139		—		393		—		—		—		—		—		532
Loen Entertainment, Inc.	(Notes a and c)		40,234		—		11,707		209		—		—		(626)		—		51,524
Harex Info Tech, Inc.	(Note d)		62		—		—		—		—		—		—		(62)		—
SK Mobile	(Note a)		2,111		—		(1,982)		526		—		—		—		—		655
SKT Vietnam PTE Ltd.	(Note a)		26,264		—		(2,092)		(791)		—		—		—		—		23,381
Skytel Co., Ltd.	(Note d)		14,958		—		2,832		1,337		—		—		(444)		(18,683)		—
SK China Company Ltd.	(Notes a and d)		3,919		44,859		934		(2,192)		—		—		—		(947)		46,573
SK Telecom China Co., Ltd.	(Note a)		9,443		—		(302)		77		—		—		—		—		9,218
TR Entertainment	(Note a)		7,560		—		(1,746)		18		—		—		—		—		5,832
ULand Company Ltd.	(Note a)		3,819		—		(973)		23		—		—		—		—		2,869
SKT Americas, Inc.	(Note a)		26,131		33,036		(10,561)		316		—		—		—		—		48,922
SK Telecom China Holding Co., Ltd.	(Note a)		23,396		4,656		(453)		245		—		—		—		—		27,844
SK USA, Inc.	(Note a)		5,498		—		618		(144)		—		—		—		—		5,972
Helio, Inc.			12		—		—		—		—		—		—		—		12
Korea IT Fund	(Notes a and c)		220,957		—		7,680		954		—		—		(2,958)		—		226,633
1st Music Investment Fund of SK-PVC	(Note e)		4,695		—		—		—		—		—		—		(4,017)		678
2nd Music Investment Fund of SK-PVC	(Note e)		8,036		—		(548)		—		—		—		—		(6,827)		661
SK-KTB Music Investment Fund	(Notes c and e)		13,538		—		682		925		—		44		(63)		(15,126)		—
Stonebridge Cinema Fund	(Note a)		8,255		—		(691)		—		—		—		—		—		7,564
Michigan Global Cinema Fund	(Note a)		3,651		—		(125)		—		—		—		—		—		3,526
3rd Fund of Isu Entertainment	(Note a)		1,635		—		52		—		—		—		—		—		1,687
SK Telecom Advanced Tech & Service Center	(Note a)		9,536		—		50		81		—		—		—		—		9,667
Cyworld China Holdings			—		—		(11)		11		—		—		—		—		—
Magic Tech Network Co., Ltd.			5,267		—		(4,858)		(409)		—		—		—		—		—
SK Telecom Global Investment B.V.	(Note a)		41,013		—		150		(1,010)		—		—		—		—		40,153
SKY Property Mgmt. Ltd.	(Note a)		264,850		—		1,637		1,490		—		—		—		—		267,977
Wave City Development Co. Ltd.	(Note a)		1,532		—		(140)		—		—		—		—		—		1,392
Prmaxsoftware Tech. Co., Ltd.			2,432		—		(2,332)		—		—		—		—		—		100

		For the year ended December 31, 2010

												Equity
							Equity in	Equity in other				method in				Other
		Beginning					earnings	comprehensive		Capital		capital		Dividend		increase		Ending
		balance		Acquisition			(losses)	income		Surplus		adjustments		received		(decrease)		balance
BMC Digital Cultural Contents Fund	(Note a)		4,912		—		(275)		—		—		—		—		—		4,637
2nd Benex Focus investment Fund	(Note a)		19,782		—		(1,374)		—		—		—		—		—		18,408
K-net Culture & Contents Venture Fund	(Note a)	~~W~~	11,157	~~W~~	17,700	~~W~~	(446)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,411
Open Innovation Fund	(Note a)		19,938		25,000		(718)		—		—		(1)		—		—		44,219
UniSK	(Note a)		4,247		—		427		40		—		—		—		—		4,714
SK Beijing Industrial Development Co., Limited	(Note d)		18,009		—		—		—		—		—		—		(18,009)		—
Cyworld Japan	(Note e)		66		—		—		—		—		—		—		(66)		—
Daehan Kanggun BcN Co., Ltd.	(Note a)		7,272		—		(8)		—		—		—		—		—		7,264
SK Telecom Europe Limited			1,286		—		—		—		—		—		—		—		1,286
SK Fans Co., Limited	(Note a)		—		13,775		(1,074)		37		—		—		—		—		12,738
SK Telecom Smart City Management Co., Ltd.	(Note a)		—		1,709		(118)		(660)		—		—		—		—		931
Service Ace Co., Ltd.	(Note a)		—		21,927		22		—		—		—		—		—		21,949
Service Top Co., Ltd.	(Note a)		—		14,281		369		—		—		—		—		—		14,650
Network O&S Co., Ltd.	(Note a)		—		15,000		2,239		—		—		(216)		—		—		17,023
YTK Investment, Ltd.	(Note a)		—		41,686		(2,821)		(1,979)		—		—		—		—		36,886
Benex Sector Limited Partnership IV	(Note a)		—		25,000		(380)		217		—		—		—		—		24,837
KIF Stonebridge Fund	(Note a)		—		700		(30)		—		—		—		—		—		670
SK Technology Innovation Company	(Note a)		—		28,146		(2,836)		(258)		—		—		—		—		25,052
PT. Melon Indonesia	(Note a)		—		6,492		14		(296)		—		—		—		—		6,210
Packet One Network	(Note a)		—		121,120		(4,720)		127		—		—		—		—		116,527
Lightsquared Inc.			—		72,096		—		—		—		—		—		—		72,096
Television Media Korea Ltd.	(Note a)		—		18,568		(240)		—		—		—		—		—		18,328
JYP Entertainment	(Note a)		—		2,903		—		—		—		—		—		—		2,903

Total		~~W~~	2,680,872	~~W~~	991,130	~~W~~	(106,759)	~~W~~	(8,335)	~~W~~	(228)	~~W~~	(38,821)	~~W~~	(12,533)	~~W~~	(81,220)	~~W~~	3,424,106

(Note a)	Investment is recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the year ended December 31, 2010. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:

i) obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii) checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii) performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	During the year ended December 31, 2010, SK Telink Co., Ltd. merged with TU Media Corp., and as a result, investment in TU Media Corp. was transferred to the investment in SK Telink Co., Ltd. as of December 31, 2010.

(Note c)	The Company received dividends from SK Telink Co., Ltd., Paxnet Co., Ltd., Loen Entertainment, Inc., Skytel Co., Ltd., Korea IT Fund and SK-KTB Music Investment Fund and the corresponding amounts are deducted from the carrying amount of equity securities accounted for using the equity method.

(Note d)	Other decrease in IHQ, Inc., Harex info Tech, Inc., Skytel Co., Ltd., SK China Company Ltd. and SK Beijing Industrial Development is due to partial disposal of investments during the year ended December 31, 2010.

(Note e)	Other decrease in 1st Music Investment Fund of SK-PVC, 2nd Music Investment Fund of SK-PVC and Cyworld Japan is due to liquidation during the year ended December 31, 2010.

		For the year ended December 31, 2009

												Equity		Equity
							Equity in	Equity in other				method in		method in				Other
		Beginning					earnings	comprehensive		Capital		retained		capital		Dividend		increase		Ending
		balance		Acquisition			(losses)	income		surplus		earnings		adjustments		received		(decrease)		balance
SK Broadband Co., Ltd.	(Note a)	~~W~~	1,146,736	~~W~~	241,176	~~W~~	(117,528)	~~W~~	5,841	~~W~~	—	~~W~~	(56,043)	~~W~~	22,065	~~W~~	—	~~W~~	—	~~W~~	1,242,247
SK Communications Co., Ltd.	(Note a)		147,392		—		(482)		(19,027)		2,049	—			18,899		—		—		148,831
SK Telink Co., Ltd.	(Notes a and b)		112,358		—		26,835		162		—	—			—		(6,325)		—		133,030
SK Marketing & Company Co., Ltd.	(Note a)		101,345		—		16,067		(4,881)		—	—			—		—		—		112,531
PS&Marketing Corporation	(Note a)		—		150,000		(16,066)		—		—	—			—		—		—		133,934
SK Wyverns Baseball Club Co., Ltd.	(Note a)		—		—		28		—		—	—			—		—		(28)		—
Paxnet Co., Ltd.	(Notes a and b)		30,086		—		1,017		(281)		—	—			281		(492)		—		30,611
F&U Credit Information Co., Ltd.	(Note a)		4,244		—		237		—		—	—			—		—		—		4,481
TU Media Corp.	(Note a)		14,847		—		(3,137)		36		(36)	—			—		—		—		11,710
Aircross Co., Ltd.	(Notes a and c)		7,289		—		—		—		—	—			—		—		(7,289)		—
IHQ, Inc.	(Note a)		26,957		—		(7,641)		(5,108)		—	—			5,970		—		—		20,178
Ntreev Soft Co., Ltd.	(Note a)		9,575		—		(1,963)		47		—	—			49		—		—		7,708
Commerce Planet Co., Ltd.	(Note a)		1,535		—		(1,396)		—		—	—			—		—		—		139
Loen Entertainment, Inc.	(Note a)		35,895		—		1,717		2,944		—	—			(322)		—		—		40,234
Harex Info Tech, Inc.	(Note a)		598		—		(536)		—		—	—			—		—		—		62
SK Mobile	(Note a)		2,111		—		—		—		—	—			—		—		—		2,111
SKT Vietnam PTE Ltd.	(Note a)		112,160		—		(71,649)		(14,247)		—	—			—		—		—		26,264
Skytel Co., Ltd.	(Note a)		12,381		—		5,192		(2,615)		—	—			—		—		—		14,958
SK China Company Ltd.	(Note a)		3,657		—		669		(408)		—	—			—		—		—		3,918
SK Telecom China Co., Ltd.	(Note a)		7,157		—		(91)		2,378		—	—			—		—		—		9,444
TR Entertainment	(Note a)		9,626		—		(1,894)		(172)		—	—			—		—		—		7,560
ULand Company Ltd.	(Note a)		5,401		—		(1,268)		(314)		—	—			—		—		—		3,819
Virgin Mobile USA, Inc.	(Notes a and d)		62,096		—		(11,529)		11		—	—			—		—		(50,578)		—
SKT Americas, Inc.	(Notes a and e)		36,126		—		(20,589)		(2,396)		—	—			—		—		12,990		26,131
SK Telecom China Holding Co., Ltd.	(Note a)		30,780		6,302		(11,738)		(1,948)		—	—			—		—		—		23,396
SK USA, Inc.	(Note a)		5,041		—		865		(408)		—	—			—		—		—		5,498
Helio, Inc.	(Notes a and d)		116		—		—		(26)		—	—			26		—		(104)		12
Korea IT Fund	(Note a)		210,725		—		8,821		1,411		—	—			—		—		—		220,957
1st Music Investment Fund of SK-PVC	(Note a)		5,688		—		(1,146)		153		—	—			—		—		—		4,695
2nd Music Investment Fund of SK-PVC	(Note a)		8,441		—		(405)		—		—	—			—		—		—		8,036

		For the year ended December 31, 2009

												Equity		Equity
							Equity in	Equity in other				method in		method in				Other
		Beginning					earnings	comprehensive		Capital		retained		capital		Dividend		increase		Ending
		balance		Acquisition			(losses)	income		surplus		earnings		adjustments		received		(decrease)		balance
SK-KTB Music Investment Fund	(Note a)		13,954		—		(341)		(76)		—		—		1		—		—		13,538
Stonebridge Cinema Fund (formerly IMM Cinema Fund)	(Note a)		8,435		—		(179)		—		—		—		—		—		—		8,256
Michigan Global Cinema Fund	(Note a)		3,577		—		74		—		—		—		—		—		—		3,651
3rd Fund of Isu Entertainment	(Note a)		1,568		—		67		—		—		—		—		—		—		1,635
SK Telecom Advanced Tech & Service Center	(Note a)		10,053		—		246		(763)		—		—		—		—		—		9,536
Cyworld China Holdings	(Note a)		2,117		—		(1,062)		(127)		—		—		(928)		—		—		—
Magic Tech Network	(Note a)		7,725		—		(2,403)		(55)		—		—		—		—		—		5,267
SK Telecom Global Investment B.V.	(Note a)		31,866		13,274		40		(4,167)		—		—		—		—		—		41,013
SKY Property Mgmt. Ltd.	(Note a)		287,405		—		827		(23,384)		—		—		—		—		—		264,848
Wave City Development Co. Ltd.	(Note a)		1,908		—		(376)		—		—		—		—		—		—		1,532
Prmaxsoftware Tech. Co., Ltd.	(Note a)		7,127		4,538		(9,526)		293		—		—		—		—		—		2,432
Benex Digital Cultural Contents Fund	(Note a)		5,068		—		(156)		—		—		—		—		—		—		4,912
Benex Focus Limited Partnership II	(Note a)		20,089		—		(307)		—		—		—		—		—		—		19,782
K-net Culture & Contents Venture Fund	(Note a)		5,856		5,900		(599)		—		—		—		—		—		—		11,157
Open Innovation Fund	(Note a)		20,044		—		(106)		—		—		—		—		—		—		19,938
UniSk	(Note a)		3,475		—		1,101		(329)		—		—		—		—		—		4,247
SK Beijing Industrial Development Co., Ltd.	(Note a)		—		23,709		(5,448)		(252)		—		—		—		—		—		18,009
Cyworld Japan	(Note a)		3,141		—		(3,063)		(12)		—		—		—		—		—		66
Cyworld Inc.	(Note a)		2,672		—		(2,672)		—		—		—		—		—		—		—
Daehan Kanggun BcN Co., Ltd.	(Notes a and f)	~~W~~	—	~~W~~	6,803	~~W~~	(35)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	504	~~W~~	7,272
SKT Holdings America	(Notes a and e)		12,990		—		—		—		—		—		—		—		(12,990)		—
SK Telecom Europe Limited	(Note a)		1,286		—		—		—		—		—		—		—		—		1,286

Total		~~W~~	2,600,719	~~W~~	451,702	~~W~~	(231,528)	~~W~~	(67,720)	~~W~~	2,013	~~W~~	(56,043)	~~W~~	46,041	~~W~~	(6,817)	~~W~~	(57,495)	~~W~~	2,680,872

(Note a)	Investments are recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the year ended December 31, 2009. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company performed the following procedures and found no significant errors:

i) Obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii) Checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii) Performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	The Company received dividends from SK Telink Co., Ltd. and Paxnet Co., Ltd. which are deducted from the carrying amount of equity securities accounted for using the equity method.

(Note c)	Other decrease in investments in Aircross Co., Ltd. represents the collection of the Company’s investment resulting from the full liquidation of Aircross Co., Ltd.

(Note d)	Other decrease in investments in Virgin Mobile Inc. generated from the equity interest exchange of Sprint Nextel.

(Note e)	For the year ended December 31, 2009, SKT Americas, Inc. merged with SKT Holding America, and as such, the book value of the investment in SKT Holding America was transferred to the investment in SKT Americas, Inc. as of December 31, 2009.

(Note f)	Other increase in investments in Daehan Kanggun BcN Co., Ltd. generated from the business acquisition of SK Networks Co., Ltd.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31, 2010
	Beginning		Increase/				Ending
	balance		(Decrease)		Amortization		balance
SK Broadband Co., Ltd.	~~W~~	534,955	~~W~~	—	~~W~~	(42,176)	~~W~~	492,779
SK Communications Co., Ltd.		11,230		—		(893)		10,337
HanaSK Card Co., Ltd.		—		70,690		(2,895)		67,795
Paxnet Co., Ltd.		13,946		—		(1,073)		12,873
F&U Credit information Co., Ltd.		461		—		(42)		419
IHQ, Inc.		8,260		(6,883)		(1,377)		—
Loen Entertainment, Inc.		407		—		(407)		—
TR Entertainment		5,243		—		(1,613)		3,630
Magic Tech Network Co., Ltd.		4,326		—		(4,326)		—
Daehan Kanggun BcN Co., Ltd.		—		9		(9)		—
SK Fans Co., Limited		—		9,180		(459)		8,721
Benex Sector Limited Partnership IV		—		116		(116)		—
Packet One Network		—		67,952		404		68,356
Lightsquared Inc.		—		29,579		—		29,579
Television Media Korea Ltd.		—		240		(240)		—
JYP Entertainment		—		2,561		—		2,561

Total	~~W~~	578,828	~~W~~	173,444	~~W~~	(55,222)	~~W~~	697,050

	For the year ended December 31, 2009
	Beginning		Increase/				Ending
	balance		(decrease)		Amortization		balance
SK Broadband Co., Ltd.	~~W~~	534,050	~~W~~	26,425	~~W~~	(25,521)	~~W~~	534,954
SK Communications Co., Ltd.		12,122		—		(892)		11,230
Paxnet Co., Ltd.		15,019		—		(1,073)		13,946
F&U Credit Information Co., Ltd.		503		—		(42)		461
IHQ, Inc.		13,767		—		(5,507)		8,260
Ntreev Soft Co., Ltd.		595		—		(595)		—
Loen Entertainment, Inc.		1,223		—		(816)		407
Harex Info Tech, Inc.		350		—		(350)		—
Skytel Co., Ltd.		(1,377)		(10)		1,387		—
SK China Company Ltd.		72		35		(107)		—
TR Entertainment		6,856		—		(1,613)		5,243
Magic Tech Network		5,563		—		(1,236)		4,327
Virgin mobile USA, Inc.		—		19,884		(19,884)		—
Prmaxsoftware Tech. Co., Ltd.		—		672		(672)		—
Daehan Kanggun BcN Co., Ltd.		—		35		(35)		—

Total	~~W~~	588,743	~~W~~	47,041	~~W~~	(56,956)	~~W~~	578,828

Details of changes in unrealized intercompany gains incurred from sales of assets for the years ended December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31, 2010
	Beginning						Ending
	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	128	~~W~~	—	~~W~~	(128)	~~W~~	—
SK China Company Ltd.		1,086		—		(263)		823

Total	~~W~~	1,214	~~W~~	—	~~W~~	(391)	~~W~~	823

	For the year ended December 31, 2009
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	269	~~W~~	—	~~W~~	(141)	~~W~~	128
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	1,355	~~W~~	—	~~W~~	(141)	~~W~~	1,214

Details of market price of the equity securities accounted for using the equity method as of December 31, 2010 are as follows (In millions of Korean won, except for market price per share):

	Market price		Number of
	per share		shares owned by
	(In Korean won)		the Company	Market price
SK Broadband Co., Ltd.	~~W~~	5,410	149,638,354	~~W~~	809,543
SK Communications Co., Ltd.		17,150	28,029,945		480,714
Loen Entertainment, Inc.		8,550	16,054,812		137,269

The condensed financial information of the investees as of and for the year ended December 31, 2010 is as follows (In millions of Korean won):

	Total		Total				Net
	assets		liabilities		Revenue		income (loss)
SK Broadband Co., Ltd.	~~W~~	3,083,941	~~W~~	1,759,148	~~W~~	2,111,832	~~W~~	(60,550)
SK Communications Co., Ltd.		318,110		94,060		242,321		7,557
SK Telink Co., Ltd.		392,890		237,228		341,889		37,373
SK Marketing & Company Co., Ltd.		661,464		423,256		418,759		19,580
HanaSK Card Co., Ltd.		3,314,140		2,684,239		496,789		(60,453)
PS&Marketing Corporation		357,808		180,102		732,360		(34,979)
SK Wyverns Baseball Club Co., Ltd.		5,072		6,638		30,685		(324)
Paxnet Co., Ltd.		35,181		10,735		30,769		(1,697)
F&U Credit Information Co., Ltd.		12,800		4,664		46,154		251
Ntreev Soft Co., Ltd.		33,551		20,878		34,885		798
Commerce Planet Co., Ltd.		43,559		43,027		63,426		172
Loen Entertainment, Inc.		131,922		50,754		138,991		19,781
SK Mobile		3,658		382		—		(7,054)
SKT Vietnam PTE Ltd.		49,097		17,207		169		(2,600)
SK China Company Ltd.		212,370		1,784		15,876		4,155
SK Telecom China Co., Ltd.		9,469		251		1		(301)
TR Entertainment		8,096		2,879		11,026		(317)
ULand Company Ltd.		7,191		3,102		2,938		(1,387)
SKT Americas, Inc.		51,389		2,467		19,638		(9,736)
SK Telecom China Holding Co., Ltd.		32,218		4,374		26,225		(1,843)
SK USA, Inc.		14,346		2,158		9,303		1,262
Korea IT Fund		357,842		—		—		14,097
Stonebridge Cinema Fund		16,769		191		432		(1,351)
Michigan Global Cinema Fund		9,785		90		20		(165)
3rd Fund of Isu Entertainment		5,399		—		170		166
SK Telecom Advanced Tech & Service Center		9,761		94		—		50
SK Telecom Global Investment B.V.		40,269		117		360		150
SKY Property Mgmt. Ltd.		548,288		101,660		39,298		2,961
Wave City Development Co. Ltd.		126,442		119,153		693		(729)
BMC Digital Cultural Contents Fund		23,281		4		336		(285)
2nd Benex Focus investment Fund		27,613		2		313		(2,062)
K-net Culture & Contents Venture Fund		48,170		15		532		(755)
Open Innovation Fund		44,713		2		523		(728)
UniSK		14,769		5,149		10,261		871
Daehan Kanggun BcN Co., Ltd.		165,754		140,707		—		4
SK Fans Co., Limited		16,588		8,712		6,975		(1,205)
SK Telecom Smart City Management Co., Ltd.		1,008		77		—		(119)
Service Ace Co., Ltd.		36,505		14,556		54,182		22
Service Top Co., Ltd.		29,598		14,949		54,315		369
Network O&S Co., Ltd.		32,090		15,067		60,495		2,239
YTK Investment Ltd.		36,887		—		—		(2,820)
Benex Sector Limited Partnership IV		49,974		3		770		(644)
KIF Stonebridge Fund		3,383		157		12		(144)
SK Technology Innovation Company		52,949		1,822		—		(5,787)
PT. Melon Indonesia		13,759		1,085		—		27
Packet One Network		279,435		151,549		75,391		(13,604)
Television Media Korea Ltd.		36,188		251		—		(291)
JYP Entertainment		11,587		9,667		20,494		383

5. LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

	December 31, 2010						December 31,
	Short-term		Long-term		Total		2009
Loans to employees’ stock ownership association (Note)	~~W~~	10,657	~~W~~	32,829	~~W~~	43,486	~~W~~	58,197
Loans to employees for housing and other		5		—		5		46

Total	~~W~~	10,662	~~W~~	32,829	~~W~~	43,491	~~W~~	58,243

(Note)	The Company loaned the above amount to the Employee’s Stock Purchase Association to help fund employees’ acquisition of the Company’s treasury stocks. The loan will be repaid over a period of five years, beginning on the second anniversary of each loan date and will expire on December 25, 2014
6. PROPERTY AND EQUIPMENT
Property and equipment as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

	Useful lives	December 31,		December 31,
	(years)	2010		2009
Land	—	~~W~~	412,209	~~W~~	416,732
Buildings and structures	30,15		1,591,430		1,577,119
Machinery	6		14,354,988		14,236,456
Vehicles	4		51,617		54,189
Other	4		1,234,382		1,004,183
Construction in progress	—		376,896		336,835

			18,021,522		17,625,514
Less accumulated depreciation			(12,993,955)		(12,428,993)

Property and equipment, net		~~W~~	5,027,567	~~W~~	5,196,521

The standard value of land declared by the government as of December 31, 2010 and 2009 is ~~W~~562,212 million and ~~W~~567,641 million, respectively.

Details of change in property and equipment for the years ended December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31, 2010
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	~~W~~	416,732	~~W~~	1 ,622	~~W~~	(7,000)	~~W~~	857	~~W~~	—	~~W~~	412,210
Buildings and structures		1,011,126		10,180		(1,381)		6,794		(70,035)		956,685
Machinery		3,101,102		90,025		(5,421)		1,085,230		(1,473,453)		2,797,484
Vehicles		34,250		175		(113)		—		(3,976)		30,335
Other		296,476		962,862		(4,195)		(695,832)		(105,353)		453,957
Construction in progress		336,835		800,435		(46,581)		(713,792)		—		376,896

Total	~~W~~	5,196,521	~~W~~	1,865,299	~~W~~	(64,691)	~~W~~	(316,743)	~~W~~	(1,652,817)	~~W~~	5,027,567

	For the year ended December 31, 2009
					Business
	Beginning				acquisition								Ending
	balance		Acquisition		(Note)		Disposal		Transfer		Depreciation		balance
Land	~~W~~	447,088	~~W~~	8,589	~~W~~	3,408	~~W~~	(42,883)	~~W~~	530	~~W~~	—	~~W~~	416,732
Buildings and structures		1,012,226		7,098		66,404		(18,323)		1,409		(57,688)		1,011,126
Machinery		2,594,086		85,703		534,922		(5,372)		1,273,350		(1,381,587)		3,101,102
Vehicles		2,035		793		—		(669)		34,339		(2,248)		34,250
Other		361,205		950,971		206		(26,593)		(883,568)		(105,745)		296,476
Construction in progress		281,574		629,933		7,031		(20,740)		(560,963)		—		336,835

Total	~~W~~	4,698,214	~~W~~	1,683,087	~~W~~	611,971	~~W~~	(114,580)	~~W~~	(134,903)	~~W~~	(1,547,268)	~~W~~	5,196,521

(Note) The Company acquired the leased line business from SK Networks Co., Ltd.

7. INTANGIBLE ASSETS
Intangible assets as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

	December 31, 2010						December 31, 2009
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		cost		amortization		amounts
Goodwill	~~W~~	2,339,631	~~W~~	(1,160,691)	~~W~~	1,178,940	~~W~~	2,340,495	~~W~~	(1,032,073)	~~W~~	1,308,422
Frequency use rights		1,487,552		(778,509)		709,043		1,385,120		(657,880)		727,240
Software development costs		152,514		(147,616)		4,898		192,040		(179,512)		12,528
Computer software		1,616,802		(1,050,143)		566,659		1,370,128		(807,854)		562,274
Other		155,889		(101,706)		54,183		148,947		(93,475)		55,472

	~~W~~	5,752,388	~~W~~	(3,238,665)	~~W~~	2,513,723	~~W~~	5,436,730	~~W~~	(2,770,794)	~~W~~	2,665,936

Details of changes in intangible assets for the years ended December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31, 2010
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance
Goodwill	~~W~~	1,308,422	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(129,482)	~~W~~	1,178,940
Frequency use rights		722,240		—		—		102,432		(120,628)		709,043
Software development costs		12,528		—		—		(3,078)		(4,552)		4,898
Computer software		562,274		45,698		(4,458)		229,434		(266,290)		566,659
Other		55,472		9,772		(1,784)		2,628		(11,905)		54,183

Total	~~W~~	2,665,936	~~W~~	55,470	~~W~~	(6,242)	~~W~~	331,416	~~W~~	(532,857)	~~W~~	2,513,723

	For the year ended December 31, 2009
					Business
	Beginning				acquisition								Ending
	balance		Increase		(Note)		Decrease		Transfer		Amortization		balance
Goodwill	~~W~~	1,439,366	~~W~~	—	~~W~~	—	~~W~~	(1,130)	~~W~~	—	~~W~~	(129,814)	~~W~~	1,308,422
Frequency use rights		843,771		—		—		—		—		(116,531)		727,240
Software development costs		13,489		—		—		—		3,682		(4,643)		12,528
Computer software		588,254		40,689		6,138		(4,952)		153,345		(221,200)		562,274
Other		56,712		11,118		—		(3,115)		1,382		(10,625)		55,472

Total	~~W~~	2,941,592	~~W~~	51,807	~~W~~	6,138	~~W~~	(9,197)	~~W~~	158,409	~~W~~	(482,813)	~~W~~	2,665,936

(Note) The Company acquired the leased line business from SK Networks Co., Ltd.

The book value As of December 31, 2010 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives
Goodwill	~~W~~	1,177,574	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	9 years and 3 months
IMT license		581,355	Frequency use rights relating to W-CDMA Service	(Note a)
W-CDMA license		98,335	Frequency use rights relating to W-CDMA Service	(Note b)
WiBro license		25,450	WiBro Service	(Note c)
DMB license		3,903	DMB Service	5 years and 6 months

(Note a)	With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Korea Communications Commission (“KCC” former Ministry of Information Communication). Of which, ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.37% as of December 31, 2010). The future payment obligations is ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from KCC, and recorded the total license cost (measured at present value) as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. As of December 31, 2010, the present value discount related to the current portion of payments to be made to KCC totaled ~~W~~1,052 million.

(Note b)	On May 2010, the Company acquired additional W-CDMA license from KCC and recorded the total license cost (measured at present value) as an intangible asset. Amortization of the W-CDMA license commenced when the Company started to use the additional W-CDMA frequency in October 7, 2010, on a straight-line method basis over the estimated useful life of the W-CDMA license which expires in December 2016. In addition, the Company has a commitment to pay ~~W~~53,100 million to the KCC with an annual interest rate equal to the government’s previous year public funds financing account rate minus 1% (3.58% as of December 31, 2010). The future payment obligations are ~~W~~17,700 million annually from 2012 to 2014. As of December 31, 2010, the present value discount related to the long-term portion of payments to be made to KCC total ~~W~~2,457million.

(Note c)	The Company purchased the WiBro license from KCC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.

8. BONDS PAYABLE
Bonds payable as of December 31, 2010 and 2009 are as follows (In millions of Korean won, thousands of U.S. dollars and thousands of Japanese Yen):

	Maturity	Annual interest	December 31,		December 31,
	year	rate (%)	2010		2009
Domestic general bonds	2010	4.0	~~W~~	—	~~W~~	140,000
”	2010	6.77		—		50,000
”	2011	3.0		200,000		200,000
”	2013	4.0		200,000		200,000
”	2013	6.92		250,000		250,000
”	2014	5.0		200,000		200,000
”	2015	5.0		200,000		200,000
”	2016	5.0		200,000		200,000
”	2016	5.54		40,000		40,000
”	2016	5.92		230,000		230,000
”	2018	5.0		200,000		200,000
Dollar denominated bonds (US $300,000)	2011	4.25		341,670		350,280
Dollar denominated bonds (US $400,000)	2027	6.63		455,560		467,040

	Maturity	Annual interest	December 31,		December 31,
	year	rate (%)	2010		2009
Yen denominated bonds (JPY 12,500,000)	2012	3-month Euro Yen LIBOR rate +0.55 (note a)		174,635		157,852
Yen denominated bonds (JPY 5,000,000)	2012	3-month Euro Yen TIBOR rate +2.5 (Note b)		69,854		63,141
Yen denominated bonds (JPY 3,000,000)	2012	3-month Euro Yen LIBOR rate +2.5 (Note a)		41,912		37,885
Convertible bonds (US $332,528)	2014	1.75		437,673		437,673
Floating rate notes (US $150,000,000)	2010	3-month LIBOR rate +3.05 (Note c)		—		175,140
Floating rate notes (US $220,000,000)	2012	3-month LIBOR rate +3.15 (Note c)		250,558		256,872

Total				3,491,862		3,855,883
Less discounts on bonds				(48,015)		(61,227)
Less conversion right adjustments				(64,489)		(81,235)

Net				3,379,358		3,713,421
Less portion due within one year				(539,607)		(364,205)

Long-term portion			~~W~~	2,839,751	~~W~~	3,349,216

(Note a)	The 3-months Euro Yen LIBOR rate as of December 31, 2010 is 0.19%.

(Note b)	The 3-months Euro Yen TIBOR rate as of December 31, 2010 is 0.34%.

(Note c)	The 3-months LIBOR rate as of December 31, 2010 is 0.30%.

All of the above bonds will be paid in full at maturity.
On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with an initial conversion price of ~~W~~230,010 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares to be converted As of December 31, 2010 is 2,090,996 shares.
Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.
Conversion price has changed from ~~W~~230,010 to ~~W~~220,000 and the number of common shares that can be converted has changed from 1,999,997 shares to 2,090,996 shares due to the payment of periodic dividends in accordance with a resolution of Board of Directors at January 27, 2010 and payment of interim dividends in accordance with a resolution of the Board of Directors at July 22, 2010. During the year ended December 31, 2010, no conversion has been made.

9. LONG-TERM BORROWINGS
Long-term borrowings as of December 31, 2010 and 2009 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	December 31,		December 31,
	Lender	maturity year	rate (%) (note)	2010		2009
Long-term floating rate discount bill	Shinhan Bank	June 29, 2011	91 days CD yield + 0.25%	~~W~~	—	~~W~~	200,000
Long-term floating rate borrowings	KDB	July 28, 2011	91 days CD yield + 1.02%	~~W~~	100,000	~~W~~	100,000
”	Citibank	July 29, 2011	91 days CD yield + 1.20%	~~W~~	100,000	~~W~~	100,000
”	Nonghyup	July 30, 2011	91 days CD yield + 1.30%	~~W~~	100,000	~~W~~	100,000
”	Hana Bank	July 31, 2011	91 days CD yield + 1.50%	~~W~~	150,000	~~W~~	150,000
”	Nonghyup	August 12, 2011	91 days CD yield + 1.50%	~~W~~	50,000	~~W~~	50,000
”	Credit Agricole	October 10, 2013	6M LIBOR + 0.29%	US$	30,000	US$	30,000
”	Bank of China	October 10, 2013	6M LIBOR + 0.29%	US$	20,000	US$	20,000
”	DBS Bank	October 10, 2013	6M LIBOR + 0.29%	US$	25,000	US$	25,000
”	SMBC	October 10, 2013	6M LIBOR + 0.29%	US$	25,000	US$	25,000

				US$	100,000	US$	100,000
Total				~~W~~	500,000	~~W~~	700,000

Equivalent in Korean won				~~W~~	613,890	~~W~~	816,760
Less current portion					(500,000)		—

Long-term borrowings				~~W~~	113,890	~~W~~	816,760

(Note)	At December 31, 2010, the 91 days CD yield and the 6M LIBOR rate are 2.80% and 0.46%, respectively.
10. SUBSCRIPTION DEPOSITS
The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.
Long-term subscription deposits held as of December 31, 2010 and 2009 are as follows (In millions of Korean won except deposit per subscriber amounts):

	Deposit
	per subscriber
Service type	(in Korean won)		December 31, 2010		December 31, 2009
Cellular	~~W~~	200,000	~~W~~	5,219	~~W~~	5,480

11. MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9, respectively) as of December 31, 2010 and 2009 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Singapore dollars, thousands of Swiss Franc, thousands of Euros and thousands of Chinese yuan):

	December 31, 2010				December 31, 2009
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Cash and cash equivalents	US$	3,594	~~W~~	4,093	US$	3,663	~~W~~	4,277
”	EUR	7		11	EUR	8		13

Accounts receivable — trade	US$	4,050		4,613	US$	5,236		6,114
”	EUR	203		307	EUR	187		313
”	JPY	918		13		—		—
”	GBP	3		5		—		—
”	AU$	2		2		—		—
”	CA$	1		1		—		—

Accounts receivable — other	US$	14,271		16,253	US$	182		212
”		—		—	CNY	1,131		194

Guarantee deposits	US$	147		167	US$	8		9
”	JPY	16,854		235	JPY	17,397		220

			~~W~~	25,700			~~W~~	11,352

Accounts payable	US$	22,323	~~W~~	25,417	US$	9,118	~~W~~	10,647
”	JPY	945		13	JPY	99,742		1,259
”	HK$	29		4	HK$	19		3
”	GBP	86		152	GBP	78		146
”	SG$	1		1	SG$	$1		1
”	EUR	429		650	EUR	810		1,356
”		—		—	CHF	19		22
”	CNY	2		1	CNY	2		1

			~~W~~	26,238			~~W~~	13,435

12. CAPITAL STOCK
The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009
Authorized shares	220,000,000	220,000,000
Issued shares (Note a)	80,745,711	80,745,711
Outstanding shares, net of treasury stock	71,094,999	72,344,999
Significant changes in capital stock and capital surplus for the years ended December 31, 2010 and 2009 are as follows (In millions of Korean won except for share data):

	Number of shares			Additional paid in
	issued (Note)	Capital stock		capital
At December 31, 2009	80,745,711	~~W~~	44,639	~~W~~	2,915,887

At December 31, 2010	80,745,711	~~W~~	44,639	~~W~~	2,915,887

(Note)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, and reduced retained earnings before appropriations in accordance with the Korean Commercial Law. As a result, the total par value of outstanding capital stock does not agree to the capital balance of capital stock. In addition, there are no changes in capital stock for the years ended December 31, 2010 and 2009.
13. RETAINED EARNINGS
Details of appropriated retained earnings as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

	December 31, 2010		December 31, 2009
Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for research and manpower development		658,928		672,595
Reserve for business expansion		7,519,138		7,045,138
Reserve for technology development		1,150,000		1,150,000

Total	~~W~~	9,350,386	~~W~~	8,890,053

a. Legal Reserve
The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period, until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.
b. Reserve for Business Expansion and Technology Development
Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.
c. Reserve for Business Expansion and Technology Development
The reserves for business expansion and technology development are voluntary and were approved by the Board of Directors and stockholders.
14. TREASURY STOCK
The Company acquired 8,707,696 shares of treasury stock in the market or through the trust funds for ~~W~~2,055,620 million through 2008 in order to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder values, and stabilize the market price of its stock.
On January 9, 2009, in accordance with a resolution of Board of Directors on October 23, 2008, the Company acquired 448,000 shares of treasury stock for ~~W~~92,476 million from December 2, 2008 through January 7, 2009, and retired the shares with the Company’s retained earnings for ~~W~~92,476 million. As a result of these transactions, retained earnings decreased by ~~W~~92,476 million. On December 15, 2009, the Company acquired 4 shares of treasury stock for ~~W~~7 million by acquisition request of odd lot stock, resulting from the merger with Shinsegi Telecom, Inc.
In addition, from July 26, 2010 through October 20, 2010, the Company acquired 1,250,000 shares of treasury stock for ~~W~~210,356 million in accordance with a resolution of the board of directors on July 22, 2010.
As a result, treasury stocks as of December 31, 2010 and 2009 are 9,650,712 shares and 8,400,712 shares with acquisition costs of ~~W~~2,202,439 million and ~~W~~1,992,083 million, respectively.
15. INCOME TAX
a. Details of income tax expense
Income tax expense for the years ended December 31, 2010 and 2009 consists of the following (In millions of Korean won):

	For the year ended December 31,
	2010		2009
Current	~~W~~	497,166	~~W~~	597,396
Deferred (Note a)		(91,280)		(228,392)

Income tax expense	~~W~~	405,886	~~W~~	369,004

(Note a)	Changes in net deferred tax liabilities for the years ended December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31,
	2010		2009
Ending balance of net deferred tax liabilities(assets)	~~W~~	(171,714)	~~W~~	16,033
Beginning balance of net deferred tax liabilities		(16,033)		(257,939)
Adjustment to the beginning net deferred tax liabilities based on tax return filed		18,479		5,320
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		77,988		8,194

	~~W~~	(91,280)	~~W~~	(228,392)

b. The following is a reconciliation between income tax expense and income before income tax expense for the years ended December 31, 2010 and 2009 is as follows (In millions of Korean won) :

	For the year ended December 31,
	2010		2009
Income before income tax	~~W~~	1,816,854	~~W~~	1,657,344
Income tax expense at statutory income tax rate (Note a)		439,652		401,053
Differences (Note b)		(33,766)		(32,049)

Income tax expense	~~W~~	405,886	~~W~~	369,004

Effective tax rates		22.34%		22.26%

(Note a)	The statutory income tax rate for the taxable income up to ~~W~~200 million and above ~~W~~200 million for the year ended December 31, 2010 is 11.0% and 24.2%, respectively. Statutory income tax rate for the taxable income up to ~~W~~200 million and above ~~W~~200 million for the year ended December 31, 2009 was 12.1% and 24.2%, respectively.

(Note b)	The difference items between income tax computed using the statutory corporate income tax rates and the recorded income tax for the years ended December 31, 2010 and 2009 is as follows (In millions of Korean won):

	For the year ended December 31,
	2010		2009
Permanent difference	~~W~~	28,725	~~W~~	23,487
Changes in deferred income tax assets (liabilities) recognized related to equity method investment securities		(24,748)		16,629
Tax credit for investment and other		(36,709)		(96,266)
Special surtax for agriculture and fishery industries		6,708		16,521
Additional income tax (tax refund) for prior periods		(7,542)		11,142
Effect of statutory corporate income tax rates change		(200)		(3,562)

	~~W~~	(33,766)	~~W~~	(32,049)

c. Change in cumulative temporary differences and deferred tax assets (liabilities)
Changes in cumulative temporary differences for the years ended December 31, 2010 and 2009 and deferred tax assets (liabilities) as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

	January 1,		Increase		Decrease		December 31,
Description	2010		(Note a)		(Note a)		2010
Current:
Allowance for doubtful accounts	~~W~~	142,991	~~W~~	135,391	~~W~~	142,135	~~W~~	136,247
Accrued interest income		(2,623)		(2,328)		(2,619)		(2,332)
Bad debt		126,575		1,060		9,748		117,887
Accrued expenses		137,603		38,822		40,822		135,603
Current portion of investment securities		—		(175,645)		—		(175,645)
Loss on valuation of interest rate swap (other comprehensive income)		—		14,016		6,470		7,546
Other		517,385		783,569		637,507		663,447

Total		921,931		794,885		834,063		882,753
Temporary differences unlikely to be realized		(128,555)						(128,555)

Total current cumulative temporary differences-net	~~W~~	793,376	~~W~~	794,885	~~W~~	834,063	~~W~~	754,198

Current deferred tax assets-net (Note b)	~~W~~	194,825					~~W~~	182,516

Non-current:
Property and equipment	~~W~~	(10,705)	~~W~~	67,778	~~W~~	(34,346)	~~W~~	91,419
Loss on impairment of long-term investment securities		162,094		(27,382)		5,980		128,732
Reserves for research and manpower development		(546,333)		63,000		(123,333)		(360,000)
Equity in (earnings) losses of affiliates		401,081		167,063		32,049		536,095
Equity in other comprehensive income of affiliates		58,699		106,204		—		164,903
Unrealized loss on valuation of long-term investment securities, net (other comprehensive income)		(1,288,960)		(66,423)		(499,934)		(855,449)
Accrued severance indemnities		64,278		22,358		9,835		76,801
Deposits for severance indemnities		(64,278)		(22,358)		(9,835)		(76,801)
Loss on valuation of currency swap		(145,504)		28,057		—		(117,447)
Loss on valuation of currency swap (other comprehensive income)		(964)		86,238		—		85,274
Loss on valuation of interest rate swap (other comprehensive income)		14,016		—		14,016		—
Considerations for conversion right		(86,968)		5,733		(16,746)		(64,489)
Loss (Gain) on foreign currency translation		50,808		690		16,851		34,647
Goodwill relevant to lease line		819,989		(110)		197,427		622,452
Other		208,774		(40,554)		11,851		156,369

Total		(363,973)		390,294		(396,185)		422,506
Temporary differences unlikely to be realized		(607,286)		—		(107,796)		(499,490)

Total non-current cumulative temporary differences-net	~~W~~	(971,259)	~~W~~	390,295	~~W~~	(503,981)	~~W~~	(76,984)

Total non-current deferred tax liabilities-net (Note b)	~~W~~	(210,859)					~~W~~	(10,802)

(Note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(Note b)	The tax rate used in measuring deferred tax assets and liabilities as of January 1, 2010 is 24.2% and 22%. In addition, as of December 31, 2010, based on the announcement of the statutory income tax rate changed, the tax rates used in measuring deferred tax assets and liabilities for the cumulative temporary differences which are expected to be realized during, 2011 and after 2012 are 24.2% and 22%, respectively.

	January 1,		Increase		Decrease		December 31,
Description	2009		(Note a)		(Note a)		2009
Current:
Allowance for doubtful accounts	~~W~~	42,197	~~W~~	143,657	~~W~~	42,863	~~W~~	142,991
Accrued interest income		(5,490)		(2,623)		(5,490)		(2,623)
Bad debt		77,405		5,261		(43,909)		126,575
Accrued expenses		86,731		78,044		27,172		137,603
Other		17,285		502,267		2,167		517,385

Total		218,128		726,606		22,803		921,931
Temporary differences unlikely to be realized		(128,555)		—		—		(128,555)

Total current cumulative temporary differences-net	~~W~~	89,573	~~W~~	726,606	~~W~~	22,803	~~W~~	793,376

Current deferred tax assets-net (Note b)	~~W~~	21,677					~~W~~	194,825

Non-current:
Bad debt	~~W~~	48,257	~~W~~	—	~~W~~	48,257	~~W~~	—
Property and equipment		(97,992)		23,644		(63,643)		(10,705)
Loss on impairment of long-term investment securities		357,092		6,245		201,243		162,094
Loss on impairment of other long-term assets		8,122		—		8,122		—
Reserves for research and manpower development		(350,000)		(363,000)		(166,667)		(546,333)
Equity in (earnings) losses of affiliates		(42,707)		454,188		10,400		401,081
Equity in other comprehensive income of affiliates		38,945		—		(19,754)		58,699
Unrealized loss on valuation of long-term investment securities, net (other comprehensive income)		(539,150)		(750,854)		(1,044)		(1,288,960)
Accrued severance indemnities		59,101		17,794		12,617		64,278
Deposits for severance indemnities		(58,427)		(18,468)		(12,617)		(64,278)
Loss on valuation of currency swap		(51,556)		96,411		190,359		(145,504)
Loss on valuation of currency swap (other comprehensive income)		18,328		70,082		89,374		(964)
Loss on valuation of interest rate swap (other comprehensive income)		33,499		—		19,483		14,016
Gain on conversion of convertible bond		(373,140)		—		(373,140)		—
Considerations for conversion right		(5,732)		(93,067)		(11,831)		(86,968)
Long-term accrued interest		17,256		—		17,256		—
Loss (Gain) on foreign currency translation		(295,250)		423,677		77,619		50,808
Goodwill relevant to lease line		—		870,713		50,724		819,989
Other		483,575		159,894		434,695		208,774

Total		(749,779)		897,259		511,453		(363,973)
Temporary differences unlikely to be realized		(496,155)		—		111,131		(607,286)

Total non-current cumulative temporary differences-net	~~W~~	(1,245,934)	~~W~~	897,259	~~W~~	622,584	~~W~~	(971,259)

Total non-current deferred tax liabilities-net (Note b)	~~W~~	(279,616)					~~W~~	(210,859)

d. Deferred tax assets and liabilities before offsetting as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31,
	2010						2009
	Current		Non-current		Sub-total		Current		Non-current		Sub-total
Deferred tax assets	~~W~~	186,614	~~W~~	336,164	~~W~~	522,778	~~W~~	201,321	~~W~~	269,951	~~W~~	471,272
Deferred tax liabilities		(4,098)		(346,966)		(351,064)		(6,495)		(480,810)		(487,305)

Deferred tax assets (liabilities), net	~~W~~	182,516	~~W~~	(10,802)	~~W~~	171,714	~~W~~	194,826	~~W~~	(210,859)	~~W~~	(16,033)

e.	Deferred tax assets (liabilities) added to (deducted from) capital surplus, capital adjustments or accumulated other comprehensive income (loss) as of December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31,
	2010		2009
Gains on disposal of treasury stock	~~W~~	(—)	~~W~~	(1,438)
Consideration for conversion right		—		(19,445)
Other capital adjustments		50		189,310
Equity method in capital adjustments		4,867		(3,028)
Equity method in Capital surplus		(79)		—
Unrealized loss on valuation of long-term investment securities, net		55,881		(159,814)
Equity in other comprehensive income of affiliates, net		(446)		11,139
Loss on valuation of currency swap, net		18,972		(4,244)
Loss on valuation of interest rate swap, net		(1,257)		(4,286)

Total	~~W~~	77,988	~~W~~	8,194

16. COMPREHENSIVE INCOME
Details of comprehensive income for the years ended December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31,
	2010				2009
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect
Net income	~~W~~	1,410,968			~~W~~	1,288,340
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		(201,863)	~~W~~	55,881		589,875	~~W~~	(159,814)
Equity in other comprehensive income of affiliates, net		(7,850)		(446)		(79,985)		11,139
Loss on valuation of currency swap, net		(67,266)		18,972		15,048		(4,244)
Gain (loss) on valuation of interest rate swap, net		5,213		(1,257)		15,197		(4,286)

Sub-total		(271,766)	~~W~~	73,150		540,135	~~W~~	(157,205)

Comprehensive income	~~W~~	1,139,202			~~W~~	1,828,475

17. NET INCOME AND ORDINARY INCOME PER SHARE
The Company’s net income and ordinary income per share amounts for the years ended December 31, 2010 and 2009 is computed as follows (In millions of Korean won, except for per share income per share):
Net income per share

	For the year ended December 31,
	2010		2009
Net income	~~W~~	1,410,968	~~W~~	1,288,340
Weighted average number of common shares outstanding		71,942,387		72,346,763

Net income per share	~~W~~	19,612	~~W~~	17,808

The weighted average number of common shares outstanding for the years ended December 31, 2010 and 2009 is calculated as follows:

	For the year ended December 31, 2010
	Number of	Weighted	Weighted
	shares	number of days	number of shares
Number of shares at January 1, 2010	80,745,711	365/365	80,745,711
Treasury stocks at January 1, 2010	(8,400,712)	366/366	(8,400,712)
Acquisition of treasury stock	(1,250,000)	118 (Note)	(402,612)

Number of shares at December 31, 2010	71,094,999		71,942,387

	For the year ended December 31, 2009
	Number of	Weighted	Weighted
	shares	number of days	number of shares
Number of shares at January 1, 2009	81,193,711	365/365	81,193,711
Treasury stocks at January 1, 2009	(8,707,696)	366/366	(8,707,696)
Acquisition of treasury stock	(141,016)	360 (Note)	(139,252)

Number of shares at December 31, 2009	72,344,999		72,346,763

(Note)	The Company acquired treasury stocks on various dates during the years ended December 31, 2010 and 2009, and the weighted number of shares is calculated considering each transaction date
Diluted net income per share amounts for the years ended December 31, 2010 and 2009 is computed as follows (In millions of Korean won, except for share data):
Diluted net income and ordinary income per share

	For the year ended December 31,
	2010		2008
Adjusted net income	~~W~~	1,429,720	~~W~~	1,308,824
Adjusted weighted average number of common shares outstanding		74,033,383		74,367,734

Diluted net income per share	~~W~~	19,312	~~W~~	17,599

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the years ended December 31, 2010 and 2009 are calculated as follows (In millions of Korean won, except for share data):

	For the year ended December 31,
	2010		2009
Net income	~~W~~	1,410,968	~~W~~	1,288,340
Effect of convertible bonds (Note)		18,752		20,484

Adjusted net income and ordinary income	~~W~~	1,429,720	~~W~~	1,308,824

	For the year ended December 31,
	2010	2009
Weighted average number of common shares outstanding	71,942,387	72,346,763
Effect of convertible bonds (Note)	2,090,996	2,020,971

Adjusted weighted average number of common shares outstanding	74,033,383	74,367,734

(Note)	The effect of convertible bonds is an increase in net income related to interest expenses that would not be incurred, and increase in the weighted average number of common shares outstanding related to common shares that would be issued, assuming that the conversion of convertible bonds were made at the beginning of the period.
18. RESTRICTED CASH AND CASH EQUIVALENTS
As of December 31, 2010, the Company has guarantee deposits restricted for checking accounts totaling ~~W~~19 million and deposits restricted for a charitable trust for small businesses in cooperation with SK Group amounting to ~~W~~50,000 million of which is due on June 2, 2011 and for the public amounting to ~~W~~6,500 million of which is due on May 4, 2011. In addition, the company has guarantee deposits restricted for registration of electrical work business according to Electrical work Business Act amounting to ~~W~~50 million of which is due at the end of the electrical work business.

19. DIVIDEND DISCLOSURE
Details of dividends, which were declared for the years ended December 31, 2010 and 2009, are as follows (In millions of Korean won except for per share data):

		Number of shares	Face value
	Dividend type	outstanding	per share		Dividend ratio	Dividends
2010	Cash dividends (interim)	72,344,999	~~W~~	500	200%	~~W~~	72,345
	Cash dividends (year-end)	71,094,999	~~W~~	500	1,680%		597,198

	Total					~~W~~	669,543

2009	Cash dividends (interim)	72,345,003	~~W~~	500	200%	~~W~~	72,345
	Cash dividends (year-end)	72,344,999	~~W~~	500	1,680%		607,698

	Total					~~W~~	680,043

Dividends payout ratios (including interim dividend) for the years ended December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31,
	2010		2009
Dividends	~~W~~	669,543	~~W~~	680,043
Net income		1,410,968		1,288,340

Dividends payout ratio		47.45%		52.78%

Dividends yield ratios (including interim dividend) for the years ended December 31, 2010 and 2009 are as follows (In Korean won):

	For the year ended December 31,
	2010		2009
Dividend per share	~~W~~	9,400	~~W~~	9,400
Stock price at the year-end		173,500		169,500

		5.42%		5.55%

20. INSURANCE
As of December 31, 2010, certain Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Insured	Risk	Carrying value		Coverage
Property and equipment	Fire and comprehensive liability	~~W~~	3,754,805	~~W~~	8,878,066

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~30,000 million.

21. RELATED PARTY TRANSACTIONS
As of December 31, 2010 and 2009, the parent company and subsidiaries of the Company are as follows:
a. Holding company and subsidiaries

		Ownership
Type	Company	percentage (%)	Types of business
Ultimate parent company	SK C&C Co., Ltd.	31.8 (Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.	23.2 (Note b)	Holding company
Subsidiary	SK Broadband Co., Ltd.	50.6	Internet website services and telecommunication service
”	SK Communications Co., Ltd.	64.7	Internet website services
”	SK Telink Co., Ltd.	83.5	Telecommunication service
”	PS&Marketing Corporation	100.0	Retail
”	PAXNet Co., Ltd.	59.7	Internet website services
”	F&U Credit Information Co., Ltd.	50.0	Credit and collection services
”	Ntreev Soft Co., Ltd.	63.7	Game software production
”	Commerce Planet Co., Ltd.	100.0	Cosmetic wholesale
”	Loen Entertainment, Inc.	63.5	Release of music disc
”	SKT Vietnam PTE Ltd.	73.3	Telecommunication service
”	SKT Americas, Inc.	100.0	Telecommunication service
”	SK Telecom China Holdings Co., Ltd.	100.0	Equity investment (Holding company)
”	Stonebridge Cinema Fund	45.6	Investment association
”	SK Telecom Global Investment B.V.	100.0	Equity investment
”	SKY Property Mgmt. Ltd.	60.0	Equity investment
”	Benex Digital Cultural Contents Fund	19.9	Investment association
”	2nd Benex Focus Investment Fund	66.7	Investment association
”	K-net Culture & Contents Venture Fund	59.0	Investment association
”	Open Innovation Fund	98.9	Investment association
”	SK I-Media Co., Ltd.	100.0 (Note c)	Game software production
”	Broadband media Co., Ltd.	100.0 (Note c)	Multimedia TV portal service
”	Broadband CS Co., Ltd.	100.0 (Note c)	Customer Q&A and Service
”	BMC Movie Investment Fund	46.6 (Note c)	Investment association
”	Shenzhen E-eye High Tech Co., Ltd.	65.5 (Note c)	GPS manufacturing and selling
”	Service Ace Co., Ltd.	100.0	Customer center management service
”	Service Top Co., Ltd.	100.0	Customer center management service
”	Network O&S Co., Ltd.	100.0	Base station maintenance service
”	YTK Investment, Ltd.	100.0	Investment
”	PRE.GM, Inc.	56.7 (Note c)	Movie & Video contents prodution
”	TheContentsCom, Inc.	100.0 (Note c)	Software production and distribution
”	Benex Sector 4th Fund	49.7	Investment association
”	SK Technology Innovation Company	49.0	Research & Development
”	Technology Venture Fund, LP	100.0 (Note c)	Research & Development

(Note a)	The ownership percentage represents ultimate parent Company’s ownership over the parent company

(Note b)	The ownership percentage represents parent company’s ownership over the Company.

(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

b. Transactions and balances with related parties
Significant related party transactions for the years ended December 31, 2010 and 2009, and account balances as of December 31, 2010 and 2009 are as follows (In millions of Korean won):
b-(1) Transactions

	For the year ended December 31,
	2010						2009
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		other expenses		other income
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	228,793	~~W~~	271,187	~~W~~	10,057	~~W~~	173,855	~~W~~	286,102	~~W~~	6,609

Parent Company:
SK Holdings Co., Ltd.		118		24,724		1,408		85		24,462		813

Subsidiaries:
SK Broadband Co., Ltd.		66,339		169,861		72,302		3,301		63,782		56,501
SK Communications Co., Ltd.		229		24,053		10,011		1,011		25,362		8,879
SK Telink Co., Ltd.		—		32,559		46,554		204		13,194		36,890
PS&Marketing Corporation		10		312,092		2,886		—		200,232		1,053
F&U Credit Information Co., Ltd.		—		44,125		2,132		—		48,526		1,540
TU Media Corp.		—		79,312		20,651		719		92,761		34,347
Commerce Planet Co., Ltd.		8,241		119,373		10,396		700		43,603		9,067
Loen Entertainment, Inc		—		35,838		3,931		—		35,079		6,092
Ntreev Soft Co., Ltd.		94		4,469		6,099		1,900		6,700		1,982
SKT Americas, Inc.		—		19,219		—		—		18,259		—
SK Telecom China Holdings		—		24,328		—		—		26,660		—
Service Ace Co., Ltd.		—		54,228		4,079		—		—		—
Service Top Co., Ltd.		—		54,102		3,280		—		—		—
Network O&S Co., Ltd.		—		60,495		1,135		—		—		—
Others		214		3,916		769		—		22,194		1,820

Equity Method Investees:
SK Marketing & Company Co., Ltd.		11,802		165,702		7,168		6,130		133,459		4,280
HanaSK Card, Co.,Ltd.		—		95,044		3,562		—		—		—
SK Wyverns Baseball Club Co., Ltd.		—		18,000		67		—		21,414		316
Wave City Development Co. Ltd.		—		—		—		—		—		34,920
Others		189		8,870		5		73		10,765		2

Others:
SK Engineering & Construction Co., Ltd.		290,391		18,943		6,079		308,334		30,871		2,230
SK Networks Co., Ltd.		8,949		448,102		18,834		1,498,748		730,373		23,804
SK Networks Service Co., Ltd.		254		24,491		308		—		23,479		281
SK Telesys Co., Ltd.		307,931		10,345		12,072		223,310		12,660		1,504
M&Service Co., Ltd.		921		10,095		287		1,458		7,958		742
MRO Korea Co., Ltd.		6,233		4,094		55		3,243		2,852		19
Others		8,496		10,637		11,775		18,290		32,579		10,574

Total	~~W~~	939,204	~~W~~	2,148,204	~~W~~	255,902	~~W~~	2,241,361	~~W~~	1,913,326	~~W~~	244,265

b-(2) Account balances

	For the year ended December 31, 2010
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	843	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	163,154	~~W~~	197

Parent Company:
SK Holdings Co., Ltd.		525		—		—		—		—		—

Subsidiaries:
SK Broadband Co., Ltd.		3,373		—		—		1,151		63,917		39,462
SK Communications Co., Ltd.		2,239		—		—		—		8,706		5,524
SK Telink Co., Ltd.		4,573		—		—		—		9,086		3,439
PS&Marketing Corporation		1,085		—		—		—		27,133		5,913
F&U Credit Information Co., Ltd.		47		—		—		—		7,002		—
Commerce Planet Co., Ltd.		10,927		—		—		—		19,359		—
Loen Entertainment, Inc.		665		—		—		—		4,058		—
Ntreev Soft Co., Ltd.		6,622		—		—		—		75		—
SKT Vietnam PTE Ltd.		4,205		—		—		—		—		—
SKT Americas, Inc.		—		—		—		—		7,830		—
SK Telecom China Holdings		—		—		—		—		6,984		—
Service Ace Co., Ltd.		164		—		—		—		10,078		3,890
Service Top Co., Ltd.		542		—		—		—		9,672		3,367
Network O&S Co., Ltd.		184		—		—		—		10,627		170
Others		224		—		—		—		910		150

Equity Method Investees:
SK Marketing & Company Co., Ltd.		3,382		—		—		—		32,304		—
HanaSK Card, Co., Ltd.		8,478		—		—		—		19,948		—
Wave City Development Co. Ltd.		38,412		—		—		—		—		—
Daehan Kanggun BcN Co., Ltd		—		—		30,224		—		—		—
Others		8		575		1,831		—		1,826		—

Others:
SK Engineering & Construction Co., Ltd.		1,171		—		—		—		16,148		82
SK Networks Co., Ltd.		2,911		—		—		5,513		32,734		489
SK Telesys Co., Ltd.		14,197		—		—		—		30,037		—
M&Service Co., Ltd.		1,591		—		—		—		3,998		—
MRO Korea Co., Ltd.		5		—		—		—		1,408		—
Others		1,985		—		—		95		6,256		70

Total	~~W~~	108,358	~~W~~	575	~~W~~	32,055	~~W~~	6,759	~~W~~	493,250	~~W~~	62,753

	For the year ended December 31, 2009
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	758	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	89,318	~~W~~	—

Parent Company:
SK Holdings Co., Ltd.		248		—		—		—		1		—

Subsidiaries:
SK Broadband Co., Ltd.		2,356		—		—		1,216		374		5,114
SK Communications Co., Ltd.		1,785		—		—		—		12,738		5,524
SK Telink Co., Ltd.		797		—		—		—		700		1,022
PS&Marketing Corporation		159		—		—		—		32,400		5,084
F&U Credit Information Co., Ltd.		8		—		—		—		3,617		—
TU Media Corp.		4,051		—		—		—		114		2,709
Commerce Planet Co., Ltd.		8,331		—		—		—		10,258		—
Loen Entertainment, Inc.		272		—		—		—		652		—
IHQ, Inc.		51		—		—		—		—		—
Ntreev Soft Co., Ltd.		3,988		—		—		—		3,210		—
SKT Vietnam PTE Ltd.		3,835		—		—		—		—		—
SKT Americas, Inc.		—		—		—		—		5,567		—
SK Telecom China Holdings		—		—		—		—		8,500		—
Others		7		—		—		—		19		150

Equity Method Investees:
SK Marketing & Company Co., Ltd.		2,403		—		—		—		25,921		249
SK Wyverns Baseball Club Co., Ltd.		59		575		2,407		—		—		—
Wave City Development Co. Ltd.		38,412		—		—		—		—		—
Others		—		—		—		—		2,288		—

Others:
SK Engineering & Construction Co., Ltd.		182		—		—		—		991		83
SK Networks Co., Ltd.		890		—		—		112		109,900		1,256
SK Telesys Co., Ltd.		236		—		—		—		15,422		—
M&Service Co., Ltd.		772		—		—		—		2,993		—
MRO Korea Co., Ltd.		—		—		—		—		691		—
Others		1,649		—		—		5,496		5,053		23

Total	~~W~~	71,249	~~W~~	575	~~W~~	2,407	~~W~~	6,824	~~W~~	330,727	~~W~~	21,214

c. Compensation for the key management
The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the years ended December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31,
	2010						2009
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total
8 Registered directors (including outside directors)	~~W~~	2,994	~~W~~	702	~~W~~	3,696	~~W~~	6,422	~~W~~	276	~~W~~	6,698

22. PROVISION
a. Provision for Point Program
The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision is provided based on the historical usage experience and the Company’s marketing policy. Such provision is recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since the period end date.
Details of change in the provisions for such points for the years ended December 31, 2009 and 2010 are as follows (in millions of Korean won):

	For the year ended December 31,
	2010		2009
Beginning balance	~~W~~	18,856	~~W~~	24,889
Increase (provision)		7,259		11,400
Decrease (usage and reversal)		(9,056)		(17,433)

Ending balance	~~W~~	17,059	~~W~~	18,856

Points expire after 5 years. The expected year when the unused points as of December 31, 2010 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected Year	Estimated Amount to be Paid
of Usage (note a)	In Nominal Value (note a)		Current Value
2011	~~W~~	8,251	~~W~~	7,898
2012		4,779		4,379
2013		2,865		2,513
2014		1,717		1,442
2015		1,030		827

Ending balance	~~W~~	18,642	~~W~~	17,059

(note a)	The above expected year of usage and the current value of the estimated amount to be paid are estimated based on historical usage experience.
b. Provision for handset subsidy
The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on installment basis. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points when the subsidies are paid. Details of change in the provisions for handset subsidies for the years ended December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31,
	2010		2009
Beginning balance	~~W~~	609,733	~~W~~	339,696
Increase (provision)		941,586		695,330
Decrease (subsidy payment)		(819,277)		(425,293)

Ending balance	~~W~~	732,042	~~W~~	609,733

The estimated monetary amount to be paid in a given year is as follows (In millions of Korean won):

Expected payment	Estimated amount to be paid
for the year ended December 31,	in nominal value		Present value
2011	~~W~~	663,740	~~W~~	652,564
2012		82,901		79,478

Ending balance	~~W~~	746,641	~~W~~	732,042

23. DERIVATIVE INSTRUMENTS
a. Currency swap contract under cash flow hedge accounting
The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of December 31, 2010, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~3,321 million (net of tax effect totaling ~~W~~1,478 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~3,049 million) is accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December, 2010, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~5,797 million (net of tax effect totaling ~~W~~1,193 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~19,090 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of December 31, 2010, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~6 million (net of tax effect totaling ~~W~~1,525 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~70,580 million) is accounted for as accumulated other comprehensive income.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporate Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of December 31, 2010, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~2,076 million (net of tax effect totaling ~~W~~586 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~4,219 million) is accounted for as accumulated other comprehensive income.
In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Misuboshi Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of December 31, 2010, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~466 million (net of tax effect totaling ~~W~~131 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~8,758 million) is accounted for as accumulated other comprehensive income.
In addition, the Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007 and entered into cash flow hedge accounting since May 12, 2010. In connection with unsettled foreign currency swap contract to which hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~54,179 million (net of tax effect totaling ~~W~~15,281 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~1,930 million) is accounted for as accumulated other comprehensive income. And the related accumulated loss on valuation of currency swap incurred before applying the hedge accounting of ~~W~~129,806 million is charged to current operations.
b.Interest rate swap contract under cash flow hedge accounting
The Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and two other banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling ~~W~~500,000 million borrowed from July 28, 2008 to August 12, 2011. As of December 31, 2010, in connection with unsettled interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~5,720 million (net of tax effect totaling ~~W~~1,826 million) is accounted for as accumulated other comprehensive loss.
c. Interest rate swap contract which no hedge accounting is applied
The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling

US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, loss on valuation of interest rate swap of ~~W~~1,671 million and ~~W~~3,371 million for the year ended December 31, 2010 and 2009, respectively, are charged to current operations.
As of December 31, 2010, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (In thousands of U.S. dollars, Japanese yen, Ringgit Malaysia and millions of Korean won):

				Fair value
				Designated
			Duration	as cash		Not
Type	Hedged item	Amount	of contract	flow hedge		designated		Total
Non-current assets:
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$100,000	Oct 10, 2006 ~ Oct 10, 2013	~~W~~	12,100	~~W~~	—	~~W~~	12,100
Fix-to-fixed cross currency swap	U.S. dollar denominated Bonds	US$400,000	Jul. 20, 2007 ~ Jul. 20, 2027		(71,390)		129,806		58,416
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		69,061		—		69,061

Total assets				~~W~~	9,771	~~W~~	129,806	~~W~~	139,577

Current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated Bonds	US$300,000	Mar. 23, 2004 ~ April. 1, 2011	~~W~~	7,848	~~W~~	—	~~W~~	7,848
Floating-to-fixed interest rate swap	Long-term borrowings	~~W~~500,000	July 28, 2008 ~ August 12, 2011		7,546		—		7,546

Non-current liabilities:
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012		1,557		—		1,557
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY5,000,000	Mar. 5, 2009 ~ Mar. 5, 2012		8,161		—		8,161
Floating-to-fixed interest rate swap	Long-term borrowings	US$220,000	April 29, 2009 ~ April 29, 2012		—		5,043		5,043

Total liabilities				~~W~~	25,112	~~W~~	5,043	~~W~~	30,155

24. SUBSEQUENT EVENT
On February 11, 2011, the Company disposed its common stock investment in SK C&C Co, Ltd of 2,050,000 shares (ownership 4.1%) for ~~W~~200,695 million for ~~W~~97,900 per common share.
25. STATEMENTS OF CASH FLOWS
The statements of cash flows are prepared using the indirect method.
Significant non-cash transactions for the years ended December 31, 2010 and 2009 are as follows (In millions of Korean won):

	For the year ended December 31,
	2010		2009
Write-off of accounts receivable	~~W~~	60,699	~~W~~	39,862
Transfer from long-term loans to short-term loans		19,065		50,081
Transfer from long-term deposits and others to prepaid expenses		43,175		57,260
Transfer from Construction in Progress to other assets		1,467,041		1,459,839
Transfer from long-term guarantee deposits received and others to accrued expenses		—		33,017
Transfer from bond payable to Current portion of long-term debt		541,670		382,396
Transfer from long-term borrowings to Current portion of long-term debt		700,000		—
Transfer from long-term payables to Current portion of long-term debt		170,000		150,000
26. OPERATING RESULTS FOR THE FOURTH QUARTER
The Company’s key operating results for the three months ended December 31, 2010 and 2009 (unaudited) are as follows (In millions of Korean won, except for income per share):

	4th Quarter of
	2010		2009
	(unaudited)		(unaudited)
Operating revenue	~~W~~	3,172,425	~~W~~	3,100,103
Income before income tax		434,894		263,356
Net income		361,359		244,235

Net income per share (In Korean won)		5,080		3,376
27. K-IFRS ADOPTION PLAN AND STATUS
In accordance with IFRS adoption roadmap released by the Financial Supervisory Commission in March 2007, the Company is required to prepare financial statements under the Korean International Financial Standards (“K-IFRS”) beginning January 1, 2011. In April 2008, the Company set up a task force for the adoption and hired outside consulting firm to evaluate the impact that K-IFRS may have on the Company’s financial statements, as well as to train the Company’s employees. The Company performed the following for its preparation of K-IFRS adoption:
(1) Analysis of impact on IFRS adoption and plan: The Company performed preliminary analysis on the impact that K-IFRS may have on the Company’s accounting policy, financial reporting and financial system.

(2) Designing and establishing: The Company performed analysis on the impact that K-IFRS may have on the Company’s accounting policy, financial reporting and financial system, and alternatives. The Company also trained its relevant employees. In addition, the Company made changes to its operating procedures and systems to process reliable financial data in accordance with K-IFRS.
As of December 31, 2010, the Company has completed the above procedures and is currently preparing financial statements in accordance with K-IFRS as of and after conversion date of January 1, 2011.

Independent Accountant’s Review Report on Internal Accounting Control System (“IACS”)
English Translation of a Report Originally Issued in Korean
To the Representative Director of
SK Telecom Co., Ltd.
We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2010. The Management’s Report, and the design and operation of IACS are the responsibility of the Company’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Company’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS As of December 31, 2010, the Company’s IACS has been appropriately designed and is operating effectively As of December 31, 2010, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”
We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a company’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.
The Company’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with accounting principles generally accepted in the Republic of Korea, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.
Our review is based on the Company’s IACS As of December 31, 2010, and we did not review its IACS subsequent to December 31, 2010. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.
/s/ Deloitte Anjin LLC
February 25, 2011

Report on the Assessment of Internal Accounting Control System (“IACS”)
To the Board of Directors and Audit Committee of
SK Telecom Co., Ltd.
I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS for the year ended December 31, 2010.
The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.
Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2010, in all material respects, in accordance with the IACS Framework.
February 25, 2011

/s/ Hyun Jong Song

Name:	Hyun Jong Song
Title:	Internal Accounting Control Officer

/s/ Sung Min Ha

Name:	Sung Min Ha
Title:	Chief Executive Officer

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By:	/s/ Ki Wook Lee
(Signature)
Name:	Ki Wook Lee
Title:	Senior Vice President
Date: April 29, 2011